As filed with the Securities and Exchange Commission on December __, 1998
                                                     Registration No. 333-57845
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                        POST-EFFECTIVE AMENDMENT NO. 3 TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                   ----------

                            GOUVERNEUR BANCORP, INC.
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)



       UNITED STATES                       6035                    REQUESTED
-------------------------------- --------------------------  ------------------
(State or Other Jurisdiction     (Primary Standard Industry    (I.R.S. Employer
of Incorporation or Organization)Classification Code Number) Identification No.)



      42 CHURCH STREET, GOUVERNEUR, NEW YORK 13642 TEL. NO. (315) 287-2600
    ------------------------------------------------------------------------
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  or Registrant's Principal Executive Offices)


                               RICHARD F. BENNETT
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     GOUVERNEUR SAVINGS AND LOAN ASSOCIATION
                  42 CHURCH STREET, GOUVERNEUR, NEW YORK 13642
                                 (315) 287-2600
            ---------------------------------------------------------
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                  Please send copies of all communications to:
                                Jay L. Hack, Esq.
                             Clifford S. Weber, Esq.
                            Serchuk & Zelermyer, LLP
                  81 Main Street, White Plains, New York 10601

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X]

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                                   CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------
Title of Each Class of            Amount to be          Proposed           Proposed Maximum Aggregate        Amount of Registration
Securities Being Registered       Registered            Offering Price     Offering Price (1)                Fee
------------------------------------------------------------------------------------------------------------------------------------
  Common Stock,
  $0.01 Par Value                   2,201,962            $5.00              $11,009,810                       $3,336.00 (2)
------------------------------------------------------------------------------------------------------------------------------------

(1)  Estimated solely for purposes of calculating the registration fee.

(2)  Previously paid with the filing of Form S-1 on June 26, 1998.


PROSPECTUS SUPPLEMENT

                            GOUVERNEUR BANCORP, INC.

     (Proposed Holding Company for Gouverneur Savings and Loan Association)
               1,449,000 SHARES OF COMMON STOCK - $5.00 PER SHARE

         You are receiving this supplement because the appraisal of the estimated value of the stock of the Company has been reduced by approximately
      25%. The amount of stock offered has been reduced to a range of $5.4 million to $7.2 million, with a possible increase to $8.3 million or a possible decrease to $4.2 million. This supplement amends and should be read with the prospectus dated August 12, 1998.

      FOR A DISCUSSION OF RISKS THAT YOU SHOULD CONSIDER BEFORE PURCHASING COMMON STOCK, SEE "ADDITIONAL RISK FACTORS" ON PAGE ____ OF THIS SUPPLEMENT
           AND "RISK FACTORS" ON PAGE 12 IN THE AUGUST 12 PROSPECTUS.

====================================================================================================================================
                                                          ESTIMATED UNDERWRITING FEES AND OTHER              ESTIMATED NET
                                  PURCHASE PRICE                       EXPENSES(1)                    REORGANIZATION PROCEEDS(2)
------------------------------------------------------------------------------------------------------------------------------------
Per Share (at minimum)                   $5.00                            $0.58                                  $4.42
------------------------------------------------------------------------------------------------------------------------------------
Per Share (at midpoint)                  $5.00                            $0.50                                  $4.50
------------------------------------------------------------------------------------------------------------------------------------
Per Share (at maximum)                   $5.00                            $0.43                                  $4.57
------------------------------------------------------------------------------------------------------------------------------------
Per Share (15% above maximum)            $5.00                            $0.38                                  $4.62
------------------------------------------------------------------------------------------------------------------------------------
Minimum Total                         $5,355,000                        $625,000                              $4,730,000
------------------------------------------------------------------------------------------------------------------------------------
Midpoint Total                        $6,300,000                        $625,000                              $5,675,000
------------------------------------------------------------------------------------------------------------------------------------
Maximum Total                         $7,245,000                        $625,000                              $6,620,000
------------------------------------------------------------------------------------------------------------------------------------
15% Above Maximum(3)                  $8,331,750                        $625,000                              $7,706,750
====================================================================================================================================

     (1)  Consists of estimated expenses of the Reorganization, including fees payable to First Albany Corporation. See "Pro Forma
          Data" for a description of the assumptions used in these estimates. Actual fees and expenses may vary from the estimates.

     (2)  Actual net proceeds may be substantially different from estimated amounts.

     (3)  This row shows the effect of selling 15% more shares of Common Stock. The additional Common Stock may be sold without re-solicitation of subscribers or any right of rescission.

     THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION, OR ANY OTHER FEDERAL AGENCY OR STATE SECURITIES COMMISSION, NOR HAS SUCH COMMISSION, OFFICE OR OTHER AGENCY OR COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS SUPPLEMENT OR THE AUGUST 12 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  IMPORTANT NOTICE: IF YOU HAVE AN EXISTING ORDER AND YOU DO NOT WANT IT TO BE
   CANCELED, YOU MUST RETURN THE ACCOMPANYING CONFIRMATION FORM NO LATER THAN
          JANUARY ___, 1999. IF YOU DO NOT DO SO, THEN WE MUST CANCEL
                   YOUR ORDER AND RETURN YOUR PAYMENT TO YOU.

                            First Albany Corporation
                The date of this supplement is December ___, 1998

      THE SHARES OF COMMON STOCK OF THE COMPANY ARE NOT SAVINGS ACCOUNTS OR
        DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT
            INSURANCE CORPORATION OR BY ANY OTHER GOVERNMENT AGENCY.

This supplement is to be distributed only to people who have already received or who are simultaneously receiving the August 12 prospectus. Capitalized terms used in this supplement, unless defined in this supplement, have the meanings described in the August 12 prospectus.

PLEASE NOTE THE FOLLOWING CHANGES AND NEW INFORMATION:

     O The appraisal of the estimated value of the Common Stock of the Company has been reduced by approximately 25%. As a result, the amount of stock being offered has been reduced to a range of approximately $5.4 million to $7.2 million, subject to further adjustment as described below. The reduction in the appraisal was not caused by any adverse change in the Bank's financial condition.

     O The maximum amount of Common Stock which any person or group acting together may purchase has been increased to $300,000, subject to limits as described in this supplement.

     O The Subscription and Community Offerings have been extended so that they now expire on _______________, 1999 in order that people who did not already submit orders to purchase Common Stock may do so. Part of the Community Offering may be conducted through a syndicate of broker/dealers arranged by First Albany Corporation.

     O People who already submitted orders for Common Stock have the right to increase, rescind, reduce or maintain their orders.

     O If the amount of Common Stock ordered is less than $5,355,000, then the Company may reduce the percentage of its stock which is sold to Public Stockholders from 45% to not less than 35% and still complete the Reorganization. This means that the Reorganization can be completed if the Company receives orders for at least $4,165,000 of Common Stock.

     O The reduction in the amount of stock being sold may cause the Common Stock not to qualify for listing on the Nasdaq SmallCap Market. If it does not qualify, it will be traded on the Over the Counter Bulletin Board. This may have an adverse effect on the market for the stock.

     O The Bank had net income of $620,000 for the fiscal year ended September 30, 1998.


      FOR INFORMATION AND ASSISTANCE, CALL THE STOCK CENTER AT 315-287-4293

     As of November 30, 1998, Keller and Company, Inc. revised its appraisal of the estimated market value of the Common Stock of the Company. The revised appraisal establishes a midpoint value of $14.0 million (resulting in an Amended Valuation Range of from $11.9 million to $16.1 million) compared to a midpoint of $18.5 million in the original appraisal. The Company is now offering from $5,355,000 to $7,245,000 of Common Stock, subject to increase up to $8,331,750, at $5.00 per share. In this supplement the term "Original Valuation Range" will refer to the range from $15.7 million to $21.2 million described in the August 12 prospectus.

     IF YOU HAVE AN EXISTING ORDER AND YOU DO NOT WANT TO CHANGE THAT ORDER, YOU MUST RETURN THE CONFIRMATION FORM NO LATER THAN JANUARY ___, 1999, OR ELSE YOUR ORDER WILL BE CANCELED. IF YOU WANT TO ORDER STOCK NOT ALREADY ORDERED, YOU MUST COMPLETE A SUPPLEMENTAL ORDER FORM AND RETURN IT WITH PAYMENT IN FULL OR AN AUTHORIZATION FOR WITHDRAWAL OF THE PURCHASE PRICE FROM A DEPOSIT ACCOUNT AT THE BANK. Payments by authorized withdrawal from deposit accounts at the Bank will continue to earn interest at the rate for that account until the Reorganization is completed or terminated; these funds will otherwise be unavailable until such time. Other payments will earn interest during that period at the Bank's passbook rate, currently 3.5% per year.

                     Please read this supplement carefully
               before deciding whether to purchase Common Stock.

       QUESTIONS AND ANSWERS ABOUT THE REORGANIZATION, THE EFFECTS OF THE
                       NEW APPRAISAL AND OTHER INFORMATION

HOW CAN I ORDER STOCK NOW?

     You can order stock by completing the Supplemental Order Form which is being distributed with this supplement. The form must be returned to the Bank with payment in full or with an authorization to withdraw the purchase price from an account at the Bank. The order form should be returned to Gouverneur Savings and Loan Association, 42 Church Street, Gouverneur, New York 13642 no later than ______________, 19___. If you need any help completing the order form or have any questions, call the stock information center at 315-287-4293. Please read this supplement and the August 12 prospectus before deciding whether to order any stock.

WHAT IF I DON'T WANT TO CHANGE MY EXISTING ORDER?

     If you want your order to remain the same, you MUST return the Confirmation Form no later than January ___, 1999, If you do not do that, then Securities and Exchange Commission policy requires that the Company cancel your order and return any payment you have made, or cancel the withdrawal authorization on your account.

CAN I ORDER STOCK EVEN IF I DIDN'T SUBMIT AN ORDER IN THE ORIGINAL SUBSCRIPTION OFFERING?

     YES. You can submit an order even if you did not previously order Common Stock.

HOW DO EXISTING SUBSCRIBERS INCREASE THEIR ORDERS?

     If you have already ordered Common Stock and want to increase your order, you must submit a Supplemental Order Form. Include only the new stock you want to order on the Supplemental Order Form. Do not include the amount you have already ordered. The Supplemental Order Form is being distributed with this supplement.

WHAT WERE THE RESULTS OF THE VOTES TAKEN AT THE BANK'S SPECIAL MEETINGS OF DEPOSITORS?

     The depositors of the Bank first approved the conversion to a federal savings association by a vote of 270,383 in favor and 20,425 against. The depositors and borrowers of the Bank then approved the Plan of Reorganization by a vote of 249,699 in favor and 20,864 against. The Bank has already become a federal savings association in mutual form.

WHAT WERE THE RESULTS OF THE INITIAL SUBSCRIPTION AND COMMUNITY OFFERINGS?

     The Company received orders for $4,668,465 of Common Stock in the Subscription and Community Offerings, including an order for $566,100 of Common Stock by the ESOP (based upon 8% of $7,076,250, which was 45% of the minimum of the Original Valuation Range). Therefore, total orders were less than the minimum amount of Common Stock offered and the Reorganization could not be completed. On or about November 7, 1998, the Company offered existing subscribers the opportunity to rescind their orders and receive a refund of their subscriptions. As of November 27, 1998, the Company had received requests for the rescission of $1.3 million of subscriptions. Those subscriptions have been rescinded and refunds have been sent to subscribers.

WHAT IS THE "AMENDED VALUATION RANGE"?

     As of November 30, 1998, Keller and Company, Inc. updated its appraisal of the pro forma market value of the Common Stock. The updated appraisal sets forth an Amended Valuation Range for the Common Stock of $11.9 million at the minimum and $16.1 million at the maximum, with a midpoint of $14.0 million. This is a 24.3% decrease from the appraisal of Keller and Company, Inc. as of June 5, 1998. The decrease was based principally on the changes in the market value of common stock of financial institutions and the results of recent stock conversions and mutual holding company reorganizations of other institutions. Copies of Keller and Company, Inc.'s appraisal report and the updated appraisal are available for inspection at the Bank's office.

WILL THE CHANGE IN THE VALUATION RANGE AFFECT WHO CONTROLS THE COMPANY?

     No. A majority of the Common Stock of the Company will still be owned by Cambray Mutual Holding Company. Therefore, Cambray Mutual Holding Company will be able to control the outcome of all matters to be voted on by the Company except for matters requiring more than a majority vote and matters which the OTS requires be approved separately by the Public Stockholders.

     The following chart shows who will own the Company, assuming that the Reorganization is completed at the minimum of the Amended Valuation Range and 45% of the Company's Common Stock is sold to Public Stockholders. The chart assumes that directors purchase $518,000 of Common Stock, which is the amount of Common Stock which they intend to purchase.


                           WHO WILL OWN THE COMPANY?
                    (AT MINIMUM OF AMENDED VALUATION RANGE)

                     [PIE CHART--GRAPHICAL REPRESENTATION]

              Shares owned by other members of the Public ....  37%
              Shares owned by Cambray MHC ....................  55%
              Shares owned by Directors and the ESOP .........   8%

     This chart does not show the effect of the implementation of the Restricted Stock Plan or the Stock Option Plan after the Reorganization. Those plans would increase the relative control of directors and the ESOP compared to other Public Stockholders.

     The decrease in the Original Valuation Range increases the percentage of the Common Stock that will be owned by directors and the ESOP when compared to the other Public Stockholders. For example, if directors had purchased $518,000 of Common Stock at the minimum of the Original Valuation Range, then directors and the ESOP would have owned 6.89% of the Common Stock outstanding, representing 15.3% of the Common Stock owned by the Public Stockholders. With the same purchases at the minimum of the Amended Valuation Range, directors and the ESOP will own 7.95% of the stock of the Company, representing 17.67% of the stock owned by Public Stockholders. If the Company sells only 35% of its Common Stock to Public Stockholders, directors and the ESOP would own 20.4% of the stock owned by Public Stockholders at the minimum of the Amended Valuation Range.

HOW HAS THE CHANGE IN THE ORIGINAL VALUATION RANGE AFFECTED THE AMOUNT OF STOCK BEING OFFERED?

     The reduction in the Original Valuation Range causes a reduction in the amount of Common Stock to be issued by the Company and a reduction in the amount of Common Stock being offered to depositors and the public. The following table shows the effect of the change in the Original Valuation Range on the number of shares to be issued and the number of shares to be sold to Public Stockholders. This table assumes that 45% of the stock issued will be sold to depositors and the public.

===========================================================================================================================
                                            Minimum              Midpoint               Maximum          15% Above Maximum
                                          -----------           -----------            -----------       -----------------
Original Valuation Range...............   $15,725,000           $18,500,000            $21,275,000           $24,466,250
AMENDED VALUATION RANGE................   $11,900,000           $14,000,000            $16,100,000           $18,515,000

                                                       Shares Owned by Cambray Mutual Holding Company:
                                                       -----------------------------------------------
Original Valuation Range...............     1,729,750            2,035,000              2,340,250             2,691,288
AMENDED VALUATION RANGE................     1,309,000            1,540,000              1,771,000             2,036,650

                                                           Shares Owned by the Public Stockholders:
                                                           ----------------------------------------
Original Valuation Range...............     1,415,250            1,665,000              1,914,750             2,201,962
AMENDED VALUATION RANGE................     1,071,000            1,260,000              1,449,000             1,666,350
===========================================================================================================================

UNDER WHAT CONDITIONS WOULD THE COMPANY SELL ONLY 35% OF IT STOCK TO PUBLIC STOCKHOLDERS INSTEAD OF 45%?

     If the Company receive orders for less than $5,355,000 of Common Stock (45% of the minimum of the Amended Valuation Range), then the Company and the Bank may complete the Reorganization by accepting all orders and selling less than 45% of the Common Stock of the Company to Public Stockholders. However, the Company will do this only if it receives orders, including the order from the ESOP, for at least $4,165,000 of Common Stock, which is 35% of the minimum of the Amended Valuation Range. Cambray Mutual Holding Company will own the remainder of the Common Stock of the Company. If the Company sells 35% of its Common Stock and issues the rest to Cambray Mutual Holding Company, then the total purchase price would be $4,165,000, estimated expenses would be $625,000 (or $0.75 per share) and estimated total net proceeds would be $3,540,000 (or $4.25 per share). Cambray Mutual Holding Company would then own 65% of the Company's Common Stock outstanding.

WHAT ARE SOME OF THE EFFECTS OF SELLING ONLY 35% OF THE COMMON STOCK TO DEPOSITORS AND THE PUBLIC INSTEAD OF 45%?

     The Company and the Bank may decide to complete the Reorganization by accepting orders for less than 45% of the Common Stock of the Company, but not less than 35%. The remainder of the Common Stock will be issued to Cambray Mutual Holding Company. This would occur only at the minimum of the Amended Valuation Range. If only 35% of the Common Stock is sold to Public Stockholders, then Cambray Mutual Holding Company will own 65% of the Common Stock of the

Company. The amount of additional capital raised in the Reorganization would decrease. If only 35% of the Common Stock is sold to Public Stockholders and the rest is issued to Cambray Mutual Holding Company, then the pro forma earnings per share and the pro forma book value per share would be less than if 45% of the Common Stock is sold to Public Stockholders.

WHAT EFFECT COULD THE REDUCTION IN THE ORIGINAL VALUATION RANGE HAVE ON THE MARKET FOR THE COMMON STOCK?

     The reduction in the Original Valuation Range reduces the number of shares of Common Stock which will be sold to Public Stockholders. If the Bank completes the Reorganization at the minimum of the Amended Valuation Range, less than 1,000,000 shares will be owned by persons other than Cambray Mutual Holding Company and directors, officers and the ESOP. The Company's Common Stock would then not qualify for listing on the Nasdaq SmallCap Market, and instead would be traded on the Over the Counter ("OTC") Bulletin Board. The OTC Bulletin Board generally has less trading volume and less liquidity than the Nasdaq SmallCap Market. This may also discourage broker/dealers from making a market in the Common Stock. Therefore, stockholders could have greater difficulty selling their Common Stock and trading on the OTC Bulletin Board could adversely affect the price of those shares. In general, unless the total shares sold to Public Stockholders, including directors and the ESOP, exceeds 1,200,000 shares, then the Company would not qualify for listing on the Nasdaq SmallCap Market. Even if the number of shares sold exceeds that amount, the Company's Common Stock may still not qualify for listing on the SmallCap Market if other conditions for listing are not met, such as the requirements that there be at least three market makers and at least 300 round lot owners.

HOW DOES THE REDUCTION IN THE AMOUNT OF COMMON STOCK BEING ISSUED AFFECT THE PRO FORMA DATA DISCLOSED IN THE AUGUST 12 PROSPECTUS?

     If the Company reduces the number of shares of Common Stock issued to Public Stockholders and the Mutual Holding Company, then the pro forma net income per share and pro forma book value per share would both increase. A reduction in the amount of Common Stock sold to the Public Stockholders reduces the pro forma total capital of the Bank and the Company. This generally reduces total net income because lower capital means that the Company will have less interest-free capital to invest.

     The following graphs compare the pro forma earnings per share and the pro forma book value per share at the Original and the Amended Valuation Range. Information at the Original Valuation Range is as shown in the August 12 prospectus and is as of or for the six months ended March 31, 1998 (annualized). Information at the Amended Valuation Range is as of or for the year ended September 30, 1998 and is detailed below under the caption "Revised Pro Forma Data." Pro forma book value per share for the Amended Valuation Range includes $297,000 of capital, representing the increase in capital from March 31, 1998 through September 30, 1998. For a discussion of the assumptions used in developing the data for these charts, please see the discussion and information under the caption "Revised Pro Forma Data" in this supplement and "Pro Forma Data" in the August 12 prospectus.

                    PRO FORMA EARNINGS PER SHARE COMPARISON

                     [Bar Chart--Graphical Representation]

                    ANNUALIZED PRO FORMA EARNINGS PER SHARE

                                                               At 15%
       At                  At                 At                Above
    Minimum             Midpoint            Maximum            Maximum


                                   AMOUNT SOLD

                 [ ] Original Valuation  [ ] Amended Valuation


                   PRO FORMA BOOK VALUE PER SHARE COMPARISON

                     [Bar Chart--Graphical Representation]

                         PRO FORMA BOOK VALUE PER SHARE
                        ($5.00 PER SHARE PURCHASE PRICE)

                                                               At 15%
       At                  At                 At                Above
    Minimum             Midpoint            Maximum            Maximum


                 [ ] Original Valuation  [ ] Amended Valuation

     The number of shares sold in the Reorganization will depend upon the amount of orders received as well as market and financial conditions when the Reorganization is being consummated. The number of shares sold will affect the price to book value ratio, price to earnings ratio, stockholders' equity per share and net income per share of the Common Stock. See "Revised Capitalization" and "Revised Pro Forma Data" in this supplement for more information.

MAY EXISTING SUBSCRIBERS INCREASE OR DECREASE THEIR ORDERS?

     Existing subscribers may increase their orders and pay for the additional Common Stock ordered by submitting a new order form for the additional stock ordered. If existing subscribers want to decrease their orders in part but not cancel their orders, they must submit the Confirmation Form no later than January ___, 1999. If you want to cancel your order, you are not required to taken any action. Your order will be automatically canceled on January ___, 1999 if you do not confirm it.

WHAT IS THE MAXIMUM AMOUNT OF COMMON STOCK THAT MAY BE ORDERED?

     One person acting alone, and groups acting together, may order up to but not more than $300,000 of Common Stock. However, in general, no person or group acting together may purchase more than 5% of the Common Stock sold to Public Stockholders, so the maximum amount which may be purchased may be less than $300,000 if less than $6,000,000 of Common Stock is sold. The Board of Directors may accept individual or group orders for more than 5% of the Common Stock sold, but not more than $300,000 per person or group, provided that the total by which all orders exceed 5% cannot exceed 10% of the stock sold to Public Stockholders.

     For example, at the minimum of the Amended Valuation Range, if 45% of the Common Stock is sold to Public Stockholders, the maximum purchase limit will be $267,750. However, the Bank may allow purchases up to the $300,000 limit, but the amount by which all those purchases exceed $267,750 can not, in total, exceed $535,500 (10% of the amount sold). Any excess amounts received will be refunded with interest, or the applicable withdrawal authorization will be canceled, when the Reorganization is completed or discontinued.

HOW MANY SHARES OF COMMON STOCK DO DIRECTORS INTEND TO PURCHASE?

     Directors intend to purchase $518,000 of Common Stock, as follows (percentages are based on minimum of Amended Valuation Range):

                                                     Aggregate
                                          Number      Purchase      Percent
Name                   Position          of Shares      Price       of Shares
----                   --------          ---------   ----------     ---------
Richard F. Bennett     President & CEO     19,600     $ 98,000         0.83%
Charles E. Graves      Director             2,000       10,000         0.08
Richard E. Jones       Director             2,000       10,000         0.08
Frank Langevin         Director            30,000      150,000         1.26
Robert J. Leader       Director            30,000      150,000         1.26
Carl Petitto           Director             5,000       25,000         0.21
Larry A. Straw         Director            15,000       75,000         0.63%
                                          -------     --------         ----
Total                                     103,600     $518,000         4.34%
                                          =======     ========         ====

                             ADDITIONAL RISK FACTORS

     Please consider carefully the matters presented below and in the "Risk Factors" section at page 12 of the August 12 prospectus before deciding whether to purchase Common Stock.

NEGATIVE GENERAL MARKET CONDITIONS AND THEIR EFFECT ON THE UPDATED APPRAISAL

     The updated appraisal of Keller and Company, Inc. is based upon, among other factors:

     o Decreases in the market prices for publicly traded securities of savings institutions and their holding companies;

     o Decreased demand for initial public offerings of converting or reorganizing savings institutions;

     o Weaker after market performance for the common stock in recent conversion and reorganization transactions; and

     o Low market demand as reflected by the low level of subscriptions received by the Company.

     In addition, acquisition activity both in New York and in other comparable market areas has declined, generally resulting in lower bank and thrift stock prices as investors speculate that the level of acquisitions or the prices paid in acquisitions will decline. Some proposed acquisitions have been terminated or the terms revised as a result of recent market trends. All of these factors could have a negative effect on the future market value of the Common Stock.

     ADVERSE EFFECTS OF THE POTENTIAL REDUCTION IN AMOUNT OF STOCK SOLD ON NASDAQ LISTING

     Under the rules for listing on the Nasdaq SmallCap market, a company cannot be listed unless, among other things, it has a public float of at least 1,000,000 shares. Public float is the number of shares outstanding, excluding stock owned by Cambray Mutual Holding Company, the ESOP, and directors of the Company. The reduction in the Original Valuation Range may result in the sale of too few shares of Common Stock satisfy the 1,000,000 share requirement. If so, the Company's Common Stock will not be listed on the Nasdaq SmallCap market and will instead by quoted on the OTC Bulletin Board. Stocks quoted on the OTC Bulletin Board generally have lower trading volume, greater spreads between bid and asked prices, and fewer market makers than stock quoted on the Nasdaq SmallCap market. These factors could make it more difficult for stockholders to sell their Common Stock and could reduce the market price. In addition, the reduced trading market on the OTC Bulletin Board could make it more difficult for a person to acquire large amounts of Common Stock and could make it more difficult for the Company to complete stock repurchase programs because sufficient stock may not be available for purchase.

LOWER PRO FORMA EARNINGS PER SHARE AND BOOK VALUE PER SHARE IF REORGANIZATION COMPLETED ABOVE THE MINIMUM OF THE AMENDED VALUATION RANGE

           Although total orders for Common Stock received by the Company prior to the reappraisal was less than 45% of the minimum of the Amended Valuation Range, there will be a new solicitation which may result in a higher level of orders. Market conditions at the time the Reorganization is consummated, the amount of orders received, and regulatory considerations, may dictate that the amount of Common Stock sold in the Reorganization will be more than 45% of the minimum of the Amended Valuation Range, and could even exceed 45% of the minimum of the Original Valuation Range. An increase in the amount of Common Stock sold results in a decrease in the pro forma earnings per share and the pro forma book value per share.

               EXTENSION OF TIME PERIOD TO COMPLETE REORGANIZATION

     OTS regulations provide that the sale of the Common Stock must be completed within 45 days after the termination of the Subscription Offering, unless such period is extended by the OTS. As a result of the reduction in the Original Valuation Range and the need to solicit additional orders for Common Stock, the Company and the Bank have obtained from the OTS permission to extend the Subscription Offering and the Community Offering until _______________, 1999. All subscription rights of depositors will expire on that date unless there is an additional extension of the Subscription Offering.

     Based on the extension of the Subscription and Community Offering, the period during which the sale of the Common Stock must be completed is extended until ________________, 1999, or 45 days after the expiration of the extension of the Subscription Offering. If the Company does not complete the sale of its Common Stock by that date, either all funds received will be returned with interest and withdrawal authorizations rescinded or, if the OTS has granted another extension, all subscribers will again be given the right to continue, increase, decrease or rescind their subscriptions. If you paid for stock by authorizing a withdrawal from an account at the Bank, you will continue to earn interest at the regular rate for that account until the Reorganization is completed or terminated and if you paid for stock by check, your payment will earn interest at the Bank's passbook account rate (3.5% per year). If payment is by authorized withdrawal from an account at the Bank, the funds will continue to earn interest at the rate applicable to that account.


                            SUBSCRIPTION BY THE ESOP

     The Plan of Reorganization provides that the ESOP may subscribe for up to 8% of the Common Stock to be issued in the Reorganization. Based on the Amended Valuation Range, the ESOP intends to purchase in the Reorganization an amount of Common Stock equal to 8% of the Common Stock sold to Public Stockholders in the Reorganization, or from $428,400 to $666,540 of Common Stock at the minimum and 15% above the maximum of the Amended Valuation Range if 45% of the Common Stock is sold to Public Stockholders. If only 35% of the Common Stock is sold to Public Stockholders at the minimum of the Amended Valuation Range, then the ESOP intends to purchase $333,200 of Common Stock.


                EXTENSION DOES NOT CHANGE SUBSCRIPTION PRIORITIES

     The four priority categories described in the August 12 prospectus will continue to govern the allocation of Common Stock if the amount of orders received exceeds the amount of Common Stock being sold. Persons who submitted orders prior to the date of this supplement will not have priority over new subscribers. All persons in each subscription priority category will be treated the same as all other persons in that category, regardless of whether subscriptions are received before or after this supplement is distributed.


                          SYNDICATED COMMUNITY OFFERING

     In order to complete the sale of the Common Stock, a portion of the Community Offering may be conducted through a syndicate of broker/dealers arranged by First Albany Corporation, as described at page 78 of the August 12 prospectus. If a syndicate of broker/dealers is used to sell a portion of the Common Stock, the Company will be required to pay additional commissions not to exceed 4.5% of the dollar amount of Common Stock sold through those broker/dealers. This additional commission will increase expenses and reduce net proceeds. Persons who purchase Common Stock through broker/dealers who are members of the syndicate will be required to make whatever arrangements are required by their broker/dealers in order to pay for Common Stock ordered, and they will be required to submit whatever documentation their broker/dealers may require. In the part of the Community Offering conducted through a syndicate of broker/dealers, there will be no preference to persons residing in St. Lawrence, Jefferson and Lewis counties in New York.


                                 USE OF PROCEEDS

     Although Company cannot determine the actual net proceeds from the sale of the Common Stock until the Reorganization is completed, the Company estimates that the net proceeds will be between $4,730,000 and $6,620,000 ($7,706,750 if the amount of Common Stock sold is increased to 15% above the maximum of the Amended Valuation Range) if 45% of the Common Stock is sold to Public Stockholders. If only 35% of the Common Stock of the Company is sold to Public Stockholders, then the Company estimates that net proceeds will be $3,540,000. These estimates are based upon the same assumptions described in the sections of the August 12 prospectus titled "Pro Forma Data" and "Use of Proceeds," except that the Company estimates that expenses of the Reorganization will increase from $525,000 to $625,000 to cover the costs of the extended solicitation caused by the amendment of the Valuation Range.

     The Company does not expect that the change in the Valuation Range will result in a change in the manner in which the Company will use the net proceeds from the sale of the Common Stock. However, a decrease in the amount of Common Stock sold to the Public Stockholders will reduce the amount needed to fund the Company's loan to its ESOP, if the ESOP purchases its stock in the Subscription Offering. At the minimum of the Amended Valuation Range, the Company expects that the loan to the ESOP will be $428,400 if 45% of the Common Stock of the Company is sold to Public Stockholders and $333,200 if only 35% of the Common Stock is sold to Public Stockholders. At 15% above the maximum of the Amended Valuation Range, the Company expects that the loan to the ESOP will be $666,540.

                        REVISED CAPITALIZATION DISCLOSURE

     The following table presents the historical capitalization (capital accounts, deposits and borrowings) of the Bank at September 30, 1998 and the estimated consolidated capitalization of the Company as though the Reorganization had been completed on that date and 45% of the Company's Common Stock is sold to Public Stockholders. The table is based on the same assumptions described in the August 12 prospectus under "Pro Forma Data" and "Use of Proceeds" and an estimated $100,000 increase in the expenses of the Reorganization.

                                                                     Minimum          Midpoint           Maximum          Maximum
                                                                    2,380,000         2,800,000         3,220,000        3,703,000
                                                                  Shares Issued     Shares Issued     Shares Issued    Shares Issued
                                                                    1,071,000         1,260,000         1,449,000        1,666,350
                                                    Historical     Shares Sold       Shares Sold       Shares Sold      Shares Sold
                                                    ----------    -------------     -------------     -------------    -------------
                                                                                        (Dollars in thousands)
Deposits (1) ..................................     $ 46,382       $ 46,382           $ 46,382           $ 46,382        $ 46,382
Borrowings ....................................         --             --                 --                 --              --
                                                    --------       --------           --------           --------        --------
Total deposits and borrowings .................       46,382         46,382             46,382             46,382          46,382
                                                    ========       ========           ========           ========        ========

Stockholders' equity:
Preferred Stock, $ 0.01 par value
    1,000,000 shares authorized
      (none outstanding) ......................         --             --                 --                 --              --

Common Stock, $ 0.01 par value (2)
    9,000,000 shares authorized;
    shares outstanding as shown ...............         -- `             24                 28                 32              37
Additional paid-in capital ....................         --            4,706              5,647              6,588           7,670
Retained earnings (3) .........................       10,929         10,829             10,829             10,829          10,829
Net unrealized gain on securities, net of taxes          539            539                539                539             539

Less:
  Common Stock acquired by ESOP (4) ...........         --             (428)              (504)              (580)           (667)
  Common Stock acquired by RSP (5) ............         --             (214)              (252)              (290)           (333)
                                                    --------       --------           --------           --------        --------
Total stockholders' equity ....................       11,468         15,456             16,287             17,118          18,075
                                                    --------       --------           --------           --------        --------
        Total capitalization ..................     $ 57,850       $ 61,838           $ 62,669           $ 63,500        $ 64,457
                                                    ========       ========           ========           ========        ========
----------

(1)  Includes approximately $3.54 million of payments and withdrawal authorizations to purchase Common Stock.

(2)  The effect of issuing additional Common Stock to satisfy the exercise of options under the intended Stock Option Plan is not shown. See "Management of the Bank--Benefits--Stock Option Plan" in the August 12 prospectus.

(3)  Estimated post-Reorganization information assumes that $100,000 is used to capitalize Cambray Mutual Holding Company.

(4)  The Common Stock acquired by the ESOP (8% of the Common Stock to be sold to the Public Stockholders) is shown as a reduction of stockholders' equity because it is assumed to be purchased with the proceeds of a loan from the Company. See "Management of the
     Bank--Benefits--Employee Stock Ownership Plan" in the August 12 prospectus.

(5)  Assumes that the Company repurchases 4% of the shares sold in the Reorganization to fund the Restricted Stock Plan at $5.00 per share. The purchase price is shown as a reduction of stockholders' equity. See "Risk Factors - Possible Dilution from
     Stock Options and the Restricted Stock Plan," "Pro Forma Data" and "Management of the Bank--Benefits--Restricted Stock
     Plan" in the August 12 prospectus.

     If the Company sells 35% of its Common Stock to Public Stockholders and issues 65% to Cambray Mutual Holding Company at the minimum of the Amended Valuation Range, then 833,000 shares of Common Stock will be sold to the Public Stockholders. This will result in additional paid-in capital of $3,540,000, ESOP stock purchases of $333,000 and assumed RSP stock purchases of $167,000, for total pro forma stockholders' equity of $14,360.


                             REVISED PRO FORMA DATA

     The table on the following page shows estimated information as though the Reorganization had occurred in the past. The table shows estimated stockholders' equity at September 30, 1998 as though the Reorganization had occurred on that date and estimated net income for the 1998 fiscal year as though the Reorganization had occurred at the beginning of the fiscal year. The data contained in the tables, except for historical data, are based upon assumptions and estimates, the most significant of which are described in the section of the August 12 prospectus titled "Pro Forma Data." The following changes have been made to those assumptions:

     o Based upon declining market interest rates, the pre-tax rate of interest used to estimate earnings on the proceeds available for investment has been reduced from 5.39% to 4.50%. This reduces the net income on the proceeds and increases the pro forma price to earnings per share ratios.

     o The expenses of the Reorganization have been increased by $100,000 based upon the Bank's estimate of additional expenses related to the extension of the offering period and the continuing solicitation of orders to purchase Common Stock.

     The pro forma information regarding estimated net income and the pro forma price to earnings ratio do not assume any leveraging of the new capital through increased deposits or borrowings and the reinvestment of the proceeds of those deposits or borrowings in interest-earning assets. The profitable leveraging of the new capital would increase net income and decrease the price to earnings ratio, all other things being equal, but there can be no assurance that the additional capital can be leveraged successfully.

                                                                     At or For the Year Ended September 30, 1998
                                                    -------------------------------------------------------------------------------
                                                                                                                     $18,515,000
                                                      $11,900,000          $14,000,000          $16,100,000            Maximum
                                                        Minimum              Midpoint             Maximum               Value,
                                                         Value                Value                Value             as Adjusted
                                                    ----------------      ---------------      ---------------      ---------------
                                                       1,071,000            1,260,000            1,449,000            1,666,350
                                                       Shares at            Shares at            Shares at            Shares at
                                                         $5.00                $5.00                $5.00                $5.00
                                                       Per Share            Per Share            Per Share            Per Share
                                                       (Minimum             (Midpoint             (Maximum             (Super-
                                                       of Range)            of Range)            of Range)             Maximum)
                                                    ----------------      ---------------      ---------------      ---------------
                                                                   (Dollars in thousands, except per share amounts)

GROSS PROCEEDS .............................          $     5,355          $     6,300          $     7,245          $     8,332
Less offering expenses .....................                 (625)                (625)                (625)                (625)
                                                      -----------          -----------          -----------          -----------
       Estimated net conversion proceeds ...                4,730                5,675                6,620                7,707
Less ESOP shares ...........................                 (428)                (504)                (580)                (667)
Less Stock Programs shares .................                 (214)                (252)                (290)                (333)
                                                      -----------          -----------          -----------          -----------
      Estimated proceeds available
        for investment (1) .................          $     4,088          $     4,919          $     5,750          $     6,707
                                                      ===========          ===========          ===========          ===========

CONSOLIDATED NET INCOME:
      Historical ...........................          $       620          $       620          $       620          $       620
      Pro forma adjustments:
              Net income from proceeds .....                  110                  133                  155                  181
              ESOP (2) .....................                  (26)                 (30)                 (35)                 (40)
              Restricted Stock Plan (3) ....                  (26)                 (30)                 (35)                 (40)
                                                      -----------          -----------          -----------          -----------
                Pro forma net income .......          $       678          $       693          $       705          $       721
                                                      ===========          ===========          ===========          ===========

NET INCOME PER SHARE (4):
      Historical ...........................          $      0.27          $      0.23          $      0.20          $      0.17
      Pro forma adjustments:
              Net income from proceeds .....                 0.05                 0.05                 0.05                 0.05
              ESOP (2) .....................                (0.01)               (0.01)               (0.01)               (0.01)
              Restricted Stock Plan (3) ....                (0.01)               (0.01)               (0.01)               (0.01)
                                                      -----------          -----------          -----------          -----------
                Pro forma net income .......          $      0.30          $      0.26          $      0.23          $      0.20
                                                      ===========          ===========          ===========          ===========
PRO FORMA PRICE TO EARNINGS PER SHARE ......                16.67x               19.23x               21.74x               25.00x

NUMBER OF SHARES ...........................            2,302,888            2,709,280            3,115,672            3,583,023

STOCKHOLDERS' EQUITY (BOOK VALUE):
        Historical  ........................          $    11,368          $    11,368          $    11,368          $    11,368
        Estimated net conversion proceeds ..                4,730                5,675                6,620                7,707
        Less common stock acquired by:
           ESOP (2) ........................                 (428)                (504)                (580)                (667)
           Restricted Stock Plan (3) .......                 (214)                (252)                (290)                (333)
                                                      -----------          -----------          -----------          -----------
              Pro forma ....................          $    15,456          $    16,287          $    17,118          $    18,075
                                                      ===========          ===========          ===========          ===========

STOCKHOLDERS' EQUITY PER SHARE:
           Historical ......................          $      4.78          $      4.06          $      3.53          $      3.07
           Estimated net conversion proceeds                 1.99                 2.03                 2.06                 2.08
           Less common stock acquired by:
              ESOP (2) .....................                (0.18)               (0.18)               (0.18)               (0.18)
              Restricted Stock Plan (3) ....                (0.09)               (0.09)               (0.09)               (0.09)
                                                      -----------          -----------          -----------          -----------
                Pro forma ..................          $      6.50          $      5.82          $      5.32          $      4.88
                                                      ===========          ===========          ===========          ===========

PRO FORMA PRICE TO BOOK VALUE ..............                76.92%               85.91%               93.98%              102.46%
NUMBER OF SHARES ...........................            2,380,000            2,800,000            3,220,000            3,703,000

MINORITY OWNERSHIP (5) .....................                45.00%               45.00%               45.00%               45.00%

                                                                                                     Notes appear on following page.

----------

(1) Estimated net proceeds available for investment consist of estimated net proceeds from the sale of the Common Stock minus (i) the proceeds attributable to the purchase by the ESOP; and (ii) the cost of the shares covered by the Restricted Stock Plan, which, subject to receipt of stockholder approval, are assumed to be purchased at a price of $5.00 per share.

(2) The amount estimated to be borrowed by the ESOP from the Company is shown as a reduction of stockholders' equity. ESOP expense is based upon generally accepted accounting principles as described in accounting Statement of Position 93-6. Generally accepted accounting principles require that as and when shares pledged as security for an ESOP loan are committed to be released from the loan (e.g., as the loan is repaid), compensation expense is recorded based upon the fair value of the shares at that time. The ESOP loan is assumed to have a term of ten years. It is therefore assumed that one-tenth of the Common Stock acquired by the ESOP is committed to be released from the lien of the ESOP loan each year, and one-twentieth each six months. ESOP expense shown is equal to the number of shares so committed to be released for the period, multiplied by the per share fair value at that time, which is assumed to be $5.00 per share. All shares released during the period are assumed to be outstanding for the entire period for the purpose of calculating earnings per share and book value per share. Shares not yet committed to be released are not deemed to be outstanding for either purpose. See "Management of the Bank--Benefits-- Employee Stock Ownership Plan" in the August 12 prospectus.

(3) The shares purchased by the Company to fund the anticipated Restricted Stock Plan are assumed to be purchased at the beginning of the periods shown at $5.00 per share and immediately awarded to directors, officers and employees. Because the shares are assumed to vest gradually over five years, 20% of the purchase price is treated as an expense for the year. If the Company uses authorized but unissued shares to fund the plan, the interests of existing stockholders would be reduced by approximately 3.85%. In such event, pro forma net income per share would be $0.30, $0.26, $0.23 and $0.21, and pro forma stockholders' equity per share would be $6.45, $5.79, $5.30 and $4.87 at the minimum, midpoint, maximum and 15% above the maximum of the Amended Valuation Range, respectively, for the year. If the per share price paid to repurchase stock to fund the plan is greater than $5.00 per share, then net income per share and stockholders' equity per share would be lower. See "Management of the Bank--Benefits--Restricted Stock Plan" in the August 12 prospectus.

(4) If the Stock Option Plan covering up to 10% of the stock issued in the Reorganization is implemented and funded with newly issued stock, the estimated net income and book value per share would be reduced because of the additional shares that would be outstanding. The effect of the implementation of a stock option plan can not be reasonably estimated because the number of options that may be awarded cannot be determined; the exercise price of the options will depend upon the market price on the date the options are awarded; the options will vest gradually over five years; and the exercise of options is at the discretion of the director, officer or employee holding the option. See "Management of the Bank--Benefits-- Stock Option Plan" in the August 12 prospectus.

(5) If the Reorganization is completed at the minimum of the Amended Valuation Range and the Company sells 35% of its Common Stock to the Public Stockholders, with 65% being issued to Cambray Mutual Holding Company, then the gross proceeds from the sale of the Common Stock would be $4,165,000. The amount of Common Stock acquired by the ESOP and the Restricted Stock Plan would be correspondingly reduced, as would the net proceeds available for investment and the pro forma earnings from the net proceeds. However, the estimated expenses of $625,000 would not be reduced. If 35% of the Common Stock is sold to Public Stockholders at the minimum of the Amended Valuation Range, then the ratio of the price to pro forma earnings per share would be 17.24x and the offering price as a percentage of pro forma book value per share would be 82.51%, using the same assumptions as were used in the preceding table.

                REVISED REGULATORY CAPITAL COMPLIANCE INFORMATION

     The table below shows the Bank's capital ratios at September 30, 1998 and the related OTS minimum capital requirements. The table also shows approximately what the capital ratios of the Bank would have been if the Reorganization had taken place on September 30, 1998 (referred to as pro forma ratios), assuming that the indicated number of shares were sold and assuming that 50% of the net proceeds were paid to the Bank. The expected loan to the ESOP and the cost of shares expected to be acquired by the Restricted Stock Plan are deducted from pro forma regulatory capital, as is $100,000 expected to be used to capitalize the Mutual Holding Company. See "Pro Forma Data" in the August 12 prospectus.

                                                                    Pro Forma Based Upon Net Proceeds at September 30, 1998
                                                       ----------------------------------------------------------------------------
                                                        1,071,000 Shares         1,260,000 Shares              1,449,000 Shares
                            Historical at               Sold (Minimum of         Sold (Midpoint of             Sold (Maximum of
                          September 30, 1998            Valuation Range)          Valuation Range)             Valuation Range)
                        -----------------------       ---------------------     -------------------          ---------------------
                                     Percent of                  Percent of              Percent of                     Percent of
                                     Applicable                  Applicable              Applicable                     Applicable
                         Amount       Assets          Amount     Assets(2)      Amount    Assets(2)          Amount     Assets(2)
                        -------     -----------       -------   -----------     ------   ----------          ------     ----------
                                                                              (Dollars in thousands)

GAAP Capital (1) .....  $11,468       19.3%           $13,091      21.5%        $13,450      21.9%           $13,808      22.4%
                        =======       ====            =======      ====         =======      ====            =======      ====

Tangible capital:
Capital Level ........  $10,929       18.7%           $12,552      20.9%        $12,911      21.4%           $13,269      21.8%
Requirement (3) ......      876        1.5%               901       1.5%            906       1.5%               912       1.5%
                        -------       ----            -------      ----         -------      ----            -------      ----
Excess ...............  $10,053       17.2%           $11,651      19.4%        $12,005      19.9%           $12,357      20.3%
                        =======       ====            =======      ====         =======      ====            =======      ====

Core capital:
Capital Level ........  $10,929       18.7%           $12,552      20.9%        $12,911      21.4%           $13,269      21.8%
Requirement (3) ......    1,753        3.0%             1,802       3.0%          1,813       3.0%             1,823       3.0%
                        -------       ----            -------      ----         -------      ----            -------      ----
Excess ...............  $ 9,176       15.7%           $10,750      17.9%        $11,098      18.4%           $11,446      18.8%
                        =======       ====            =======      ====         =======      ====            =======      ====

Risk-based capital:(4)
Capital level ........  $11,248       44.0%           $12,880      49.1%        $13,241      50.1%           $13,601      51.2%
Requirement (3) ......    2,044        8.0%             2,100       8.0%          2,112       8.0%             2,125       8.0%
                        -------       ----            -------      ----         -------      ----            -------      ----
Excess ...............  $ 9,204       36.0%           $10.780      41.1%        $11,129      42.1%           $11,476      43.2%
                        =======       ====            =======      ====         =======      ====            =======      ====
                        -----------------------
                         1,666,350 Shares Sold
                          (15% Above Maximum
                          of Valuation Range)
                        -----------------------
                                    Percent of
                                   Applicable
                        Amount       Assets(2)
                        ------     ------------
                        (Dollars in thousands)

GAAP Capital (1) .....  $14,222        22.9%
                        =======        ====

Tangible capital:
Capital Level ........  $13,683        22.4%
Requirement (3) ......      918         1.5%
                        -------        ----
Excess ...............  $12,765        20.9%
                        =======        ====

Core capital:
Capital Level ........  $13,683        22.4%
Requirement (3) ......    1,836         3.0%
                        -------        ----
Excess ...............  $11,847        19.4%
                        =======        ====

Risk-based capital:(4)
Capital level ........  $14,017        52.4%
Requirement (3) ......    2,139         8.0%
                        -------        ----
Excess ...............  $11,878        44.4%
                        =======        ====

----------

(1) Capital under generally accepted accounting principles includes the net unrealized gain/loss, if any on available-for-sale securities, which is not recognized as capital under OTS capital ratio rules. Total risk-based capital includes the allowance for loan losses. See "Regulation--Regulation of Federal Savings Associations--Capital Requirements."

(2) Risk-based capital ratios shown as a percentage of risk-weighted assets ($25,550,000 at September 30, 1998). Core and Tangible ratios shown as a percentage of adjusted total assets ($58,438,000 at September 30, 1998).

(3) In order to be classified as "well-capitalized," the Bank must, in addition to other requirements, have a ratio of core capital to risk-weighted assets of at least 6.00%, a total risk-based capital ratio of at least 10.00% and a ratio of core capital to total assets of at least 5.00%. See "Regulation--Regulation of Federal Savings Associations--Capital Requirements" and "--Prompt Corrective Action."

(4) Pro forma risk-based capital data assumes the net proceeds are invested in assets that carry a risk-weighting equal to 43.1%, being the average risk weight of the Bank's assets at September 30, 1998.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     This section provides updated financial information and discussions regarding Gouverneur Savings and Loan Association for the fiscal year ended September 30, 1998. Also included at the back of this supplement are the audited Financial Statements of the Bank for fiscal 1998 and prior periods. The following financial information and discussions should be read with the Financial Statements and Notes to the Financial Statements included at the back of this supplement beginning at page F-1 and should also be read with the discussions under the caption "Management's Discussion and Analysis of Financial Conditions and Results of Operations" beginning at page 35 of the August 12 prospectus.

INTEREST RATE RISK EXPOSURE

     As described at pages 41 and 42 of the August 12 prospectus, the OTS prepares an analysis of the Bank's estimated interest rate risk exposure on a quarterly basis. The analysis is based upon assumptions and models developed by the OTS and believed to reasonably reflect the effect of changes in interest rates on the net portfolio value of the Bank. The following table presents the Bank's estimated NPV at September 30, 1998, and the estimated effect on NPV of the specified interest rate changes, as calculated by the OTS. At September 30, 1998, the portfolio value of the Bank's assets as estimated by the OTS was $61.3 million. The following table should be read with the discussion beginning at page 40 of the August 12 prospectus under the caption "Market Interest Rate Risk Analysis."

Hypothetical Change            Estimated         Estimated Change in    Estimated Percentage
 in Interest Rate        Net Portfolio Value     Net Portfolio Value      Change in NPV(1)
-------------------      -------------------     -------------------    --------------------
                                    (Dollars in thousands)
     +4.00%                  $ 10,958                 $  -2,369               -18%
     +3.00%                    11,787                    -1,540               -12%
     +2.00%                    12,540                      -788                -6%
     +1.00%                    13,035                      -293                -2%
      0.00%                    13,327                        --                --
     -1.00%                    13,769                      +442                +3%
     -2.00%                    14,320                      +993                +7%
     -3.00%                    15,013                    +1,686               +13%
     -4.00%                  $ 15,665                 $  +2,338               +18%

----------

(1) Calculated as the amount of change in the estimated NPV divided by the estimated current NPV.

     The above table indicates that in a rising interest rate environment, the Bank's net portfolio value is expected to decrease, while the reverse is expected in a declining interest rate environment. It is believed that these changes in net portfolio value would be accompanied by a decline in net income during periods of rising interest rates and an increase in net income during periods of declining interest rates.

     When comparing the OTS estimate of the effect of interest rate changes at September 30, 1998 with the OTS estimate at March 31, 1998, the OTS estimates that the negative effect on the Bank of increasing interest rates has been reduced, while the positive effect of a decline in interest rates has been increased. The Bank believes that this improvement may be partially the result of increases in short term investments at September 30, 1998 due to the short term investment of stock subscription proceeds, as discussed below.

AVERAGE BALANCES, INTEREST RATES AND YIELDS

     The following table presents, for the years ended September 30, 1998 and 1997, the average interest-earning assets and average interest-bearing liabilities of the Bank by principal categories, the interest income or expense for each category, and the resultant average yields earned or rates paid. No tax equivalent adjustments were made. All average balances are daily average balances. Non-interest-bearing checking accounts are included in the tables as a component of non-interest-bearing liabilities. The information set forth in this table should be read with the tables under the caption "Average Balances, Interest Rates and Yields" at pages 37 and 38 of the August 12 prospectus.

                                                                         For the Year Ended September 30,
                                                   -----------------------------------------------------------------------------
                                                                    1998                                    1997
                                                   ---------------------------------------  ------------------------------------
                                                                               Average                                Average
                                                     Average                    Yield/        Average                  Yield/
                                                     Balance      Interest       Cost         Balance     Interest      Cost
                                                   -----------   ----------    ---------     ---------    ---------   ----------
                                                                              (Dollars in thousands)

Loans (1).........................................   $34,891       $3,256        9.33%         $33,520     $3,183       9.50%
Securities (2)....................................    16,215          998        6.15           16,637        989       5.94
Other short-term investments......................     1,607           82        5.10            2,028        103       5.08
                                                     -------       ------        ----          -------     ------
  Total interest-earning assets...................    52,713        4,336        8.23           52,185      4,275       8.19
                                                                                                           ------
Non-interest-earning assets.......................     2,492                                    2,259
                                                     -------                                  -------
  Total assets....................................   $55,205                                  $54,444
                                                     =======                                  =======

Savings and club accounts (3).....................   $14,947          519         3.4          $15,115        527       3.49
Time certificates.................................    22,716        1,279        5.63           22,884      1,265       5.53
NOW and money market accounts.....................     5,547          109        1.97            5,411        104       1.92
                                                     -------       ------        ----          -------     ------
  Total interest-bearing liabilities..............    43,210        1,907        4.41           43,410      1,896       4.37
Non-interest-bearing liabilities..................     1,197                                     1,013
                                                     -------                                   -------
  Total liabilities...............................    44,407                                    44,423
Net worth.........................................    10,798                                    10,021
                                                     -------                                   -------
  Total liabilities and net worth.................   $55,205                                   $54,444
                                                     =======                                   =======
Net interest income/spread (4)....................                 $2,429        3.82%                     $2,379       3.82%
                                                                   ======        ====                      ======       ====
Net earning assets/net interest margin (5)........   $ 9,503                     4.61%         $ 8,775                  4.56%
                                                     =======                     ====          =======                  ====
Ratio of average interest-earning assets
  to average interest-bearing liabilities.........                   1.22x                                   1.20x
                                                                     ====                                    ====

----------
(1)  Shown net of the allowance for loan losses. Average loan balances include non-accrual loans. Interest is recognized on non-accrual loans only as and when received.

(2)  Securities are included at amortized cost, with net unrealized gains or losses on securities available for sale included as a component of non-earning assets. Securities include Federal Home Loan Bank of New York stock.

(3)  Includes advance payments by borrowers for taxes and insurance (mortgage escrow deposits).

(4)  The spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(5)  The net interest margin, also known as the net yield on average interest-earning assets, represents net interest income as a percentage of average interest-earning assets.

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

     The following table shows changes in the dollar amount of interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities when comparing the year ended September 30, 1998 with the year ended September 30, 1997. It shows the amount of the change in interest income or expense caused by either changes in outstanding balances (volume) or changes in interest rates. The effect of a change in volume is measured by applying the average rate during the first period to the volume change between the two periods. The effect of changes in rate is measured by applying the change in rate between the two periods to the average volume during the first period. Changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate. The information set forth in this table should be read with the table under the caption "Rate/Volume Analysis of Net Interest Income" at page 39 of the August 12 prospectus.

                                                     Year Ended September 30,
                                                           1998 VS. 1997
                                                    ---------------------------
                                                    Increase (Decrease) Due to:
                                                    Volume     Rate      Total
                                                    ------     ----      -----
                                                         (In thousands)

INTEREST-EARNING ASSETS:
Loans...........................................     $130      $(57)     $ 73
Securities......................................      (26)       35         9
Other short-term investments....................      (21)        0       (21)
                                                     ----      ----      ----
Total interest-earning assets...................     $ 83      $(22)     $ 61
                                                     ====      ====      ====

INTEREST-BEARING LIABILITIES:
Savings and club accounts.......................     $ (5)     $ (3)     $ (8)
Time certificates...............................       (9)       23        14
NOW and money market accounts...................        2         3         5
                                                     ----      ----      ----
Total interest-bearing liabilities..............     $(12)     $ 23      $ 11
                                                     ====      ====      ====
Net change in net interest income...............     $ 95      $(45)     $ 50
                                                     ====      ====      ====

COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 1998 AND SEPTEMBER 30, 1997.

     Total assets at September 30, 1998 were $59.3 million, an increase of $4.1 million, or 7.4%, from total assets of $55.2 million at September 30, 1997. The increase was principally the result of the receipt and temporary investment just prior to the end of the year of payments for subscriptions for the Company's stock. Subscription funds received were invested by the Bank principally in short term securities and interest-bearing deposits with other banks. The Bank also had $620,000 of retained earnings during the year which provided additional funds for investment.

     At September 30, 1998, the Bank had received $3.54 million of stock subscriptions, excluding the subscription from the ESOP. Of these subscriptions, $1.97 million were paid for by funds received from subscribers and $1.57 million were paid for by withdrawal authorizations from deposit accounts at the Bank. Total deposits increased by $2.8 million during fiscal 1998. A portion of this increase is represented by the $1.97 million in new funds paid for stock subscriptions, while some or all of the remainder of the increase in deposits may have been caused by new customer deposits into existing accounts which were then used to cover withdrawal authorizations to pay for stock subscriptions.

     During fiscal 1998, the Bank experienced a $357,000 increase in loans, net, as the Bank sought to market its loan products aggressively. The principal components of the increase in loans were an $883,000 increase in auto loans and a $396,000 increase in commercial non-mortgage loans. These increases were partially offset by a decline in mortgage loans of $493,000. Construction mortgage loans declined by $184,000 due to the unavailability of acceptable construction loan opportunities and commercial mortgage loans declined by $247,000. Commercial mortgage loans declined principally because commercial farm mortgage loans amortized or refinanced and the Bank could not generate sufficient other commercial mortgage loans due to competitive pressures. Securities and other short-term investments increased by $3.7 million as the Bank invested stock subscriptions in those asset categories on a short term basis pending final resolution of the stock offering. Total net worth increased by $731,000, represented by the retention of earnings during the 1998 fiscal year of $620,000 and an increase in the unrealized gain on securities available for sale of $111,000 as favorable market conditions improved the value of the Bank's securities portfolio.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND SEPTEMBER 30, 1997.

     General. Net income for the 1998 fiscal year was $620,000, an increase of $83,000, or 15.5%, over net income of $537,000 for fiscal 1997. The Bank principally experienced normal fluctuations in income and expense categories, with an increase in the average balance of loans being offset by a decline in average yields earned on loans.

     Interest Income. Interest income increased by $61,000 from fiscal 1997 to fiscal 1998. This increase resulted principally from a $1.4 million, or 4.1%, increase in the average balance of loans, which are the Bank's highest yielding asset category. This is estimated to have contributed approximately $130,000 to interest income. The increase in the average balance of loans was partially offset by a $843,000 decline in the average balance of lower yielding securities and other short-term investments, resulting in a net increase in average interest-earning assets of $528,000.

     The effect of the shift in the mix of interest-earning assets in favor of higher-yielding loans and away from lower yielding securities investments was slightly blunted by a decline in the average yield on loans from 9.50% for fiscal 1997 to 9.33% for the fiscal 1998. This is estimated to have reduced interest income by $57,000. The decline in average loan yield resulted from the continuation of low market interest rates for residential one-to-four family mortgage loans which caused some customers to refinance their loans at lower rates while new loans were also being originated at relatively low rates. This was coupled with increased competition for mortgage loans and tighter underwriting standards adopted by the Bank. The Bank sought to reduce the decline in yields by pursuing the origination of auto loans and commercial loans, both mortgage and non-mortgage. The Bank experienced an increase of 21 basis points in its yield on securities investments because during 1997 the Bank sought to improve the yield on its securities investments by shifting investments away from lower yielding U.S. Treasury securities in favor of higher yielding mortgage-backed securities and government agency securities. The effect of this change in securities investment strategy was itself limited as the yields on securities investments generally declined during fiscal 1998.

     The investment of stock subscription proceeds in short-term investments did not have a material effect on average balances because subscriptions were received primarily during the last ten days of the fiscal year. However, in the future, if the Reorganization is consummated, the Company anticipates that the increase in capital resulting from the Reorganization will be invested, initially, in short term investments which the Company expects will have lower yields than the average current yield of the Bank's interest-earning assets.

     Interest Expense. Interest expense increased by $11,000 from fiscal 1997 to fiscal 1998. The slight increase represented the net effect of a decline in the average balance of interest-bearing liabilities by $200,000, offset by an increase in the Bank's cost of funds of 4 basis points. The decline in the average balance is believed by the Bank to have been caused by competitive pressures from other investment alternatives at a time of historically high stock market values which motivated more depositors to seek non-deposit investment vehicles for their deposited funds. The slight increase in the average cost of funds, reflected almost exclusively in an increase in the average rate paid on certificates of deposit, was caused by competitive pressures for deposits. The stock subscriptions received by the Bank during the last few weeks of the 1998 fiscal year represented only a small component of the average balance of interest-bearing liabilities for the year as a whole, and thus did not have a significant effect on interest expense for the year.

     Net Interest Income. The combined effect of the increase in interest income and the lesser increase in interest expense was a $50,000, or 2.1%, increase in net interest income. The Bank's reported spread remained the same at 3.82% as the change in the mix of assets and the fluctuations in yields earned and rates paid offset each other. The Bank's net interest margin increased by 5 basis points from 4.56% to 4.61% as the Bank was able to invest its retained earnings without a corresponding interest cost.

     Provision for Loan Losses. The provision for loan losses results from management's analysis of the adequacy of the Bank's allowance for loan losses. If management determines that an increase in the allowance is warranted, then the increase is accomplished through a provision for loan losses which is charged as an expense on the Bank's income statement. The provision for loan losses was $130,000 for fiscal 1998, compared to $250,000 for fiscal 1997. The reason for the decline in the provision for loan losses was a reduction in the level of net charge-offs from $326,000 in fiscal 1997 to $49,000 in fiscal 1998 as loan delinquencies improved. Because the decline in the provision was less than the decline in charge-offs net of recoveries, the Bank's allowance for loan losses increased from $403,000 at September 30, 1997 to $484,000 at September 30, 1998. Management believes the increase in the allowance is appropriate because the Bank has pursued an increase in higher-risk auto loans and commercial non-mortgage loans.

     Non-interest Income. The Bank's non-interest income increased by $26,000 from $149,000 in fiscal 1997 to $175,000 in fiscal 1998, primarily because the Bank had $23,000 of realized losses on the sale of securities during fiscal 1997 and no such losses during fiscal 1998. From time to time, the Bank sells debt securities at a loss if the Bank believes that reinvestment alternatives will allow the Bank to recoup the loss over a term shorter than the maturity of the security sold. Other categories of non-interest income remained constant as the Bank maintained consistent policies regarding service charges, safe deposit box rentals and other categories of non-interest income throughout the periods. Service charges on deposit accounts, a significant component of non-interest income, are generally a function of the Bank's service charge policy, the volume of deposit accounts and economic conditions which can affect sub-categories of service charges such as fees for bounced checks. All three of these factors remained relatively constant throughout fiscal 1997 and 1998, resulting in a consistent level of service charge income.

     Non-interest Expense. Non-interest expense increased by $68,000, or 4.8%, from fiscal 1997 to fiscal 1998. Salaries and employee benefits expense increased by $38,000, or 6.2%, due to normal in officer and employee salaries and the addition of business development and loan officers to pursue business development, new loan opportunities and past due account collection. This increase was partially offset by a decline in deposit insurance premiums from $41,000 to $27,000 related to statutory changes in the assessment of deposit insurance premiums which became effective during the end of fiscal 1996 and the early part of fiscal 1997. Other variations in non-interest expense resulted from normal period to period fluctuations in activity.

     Income Taxes. Income tax expense increased from $335,000 for fiscal 1997 to $380,000 for fiscal 1998. The increase corresponded to the increase in net income as the Bank's effective tax rate remained relatively constant.

LIQUIDITY AND CAPITAL

     The Bank's primary sources of funds are deposits and proceeds from the principal and interest payments on loans and securities. While maturities and scheduled principal payments on loans and securities are predictable sources of funds, deposit outflows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

     The primary investing activity of the Bank is the origination of residential one-to-four family mortgage loans and the purchase of mortgage-backed and debt securities. During the year ended September 30, 1998, the Bank's loan originations totaled $8.4 million. However, loans, net, after payments and charge-offs, increased by $438,000 during fiscal 1998. Investment and mortgage-backed securities, excluding the effect of unrealized gains and losses, increased by $1.4 million during fiscal 1998.

     The Bank monitors its liquidity position on a regular basis. Excess short-term liquidity is invested in overnight federal funds sold. If the Bank requires funds beyond its ability to generate them internally, the Bank can borrow needed funds, but has not needed to use borrowings as a source of liquidity. In addition to borrowings, the Bank believes that it has the ability, through adjusting its pricing of certificates of deposit, to increase its liquid assets by attracting additional deposits if needed.

     Loan commitments totaled $1.2 million at September 30, 1998, and the Bank had $221,000 of unused lines of credit outstanding. Management anticipates that the Bank will have sufficient funds to meet its current loan commitments. Certificates of deposit which are scheduled to mature in one year or less from September 30, 1998 totaled $17.2 million. The Bank may elect to allow some of those deposits to leave the Bank if it can reduce its cost of funds by doing so without adversely affecting liquidity. However, management anticipates that the Bank will be able to retain substantially all of such deposits if the Bank needs to do so to fund loans and other investments.

     At September 30, 1998, the Bank exceeded all regulatory capital requirements of the OTS applicable to it, with Tier I capital of $10.9 million, or 18.7% of average assets and 42.9% of risk-weighted assets and with total risk-based capital of $11.2 million, or 44.1% of risk-weighted assets. The Bank also had tangible capital of $10.9 million, or 18.7% of average tangible assets. The Bank was classified as "well capitalized" at September 30, 1998 under OTS regulations.

     The Bank is subject to mandatory liquidity ratio requirements of the OTS. The Bank is required to maintain liquid assets equal to 4% on withdrawable accounts. Liquidity for these purposes is measured on a monthly average basis and the Bank had a liquidity ratio of 36.7% for the month of September 1998.


                                  * * * * * * *

                     GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                          INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report ................................................F-1

Statements of Financial Condition at September 30, 1998 and 1997.............F-2

Statements of Income for the Years Ended
  September 30, 1998, 1997 and 1996..........................................F-3

Statements of Net Worth for the Years Ended
  September 30, 1998, 1997 and 1996..........................................F-4

Statements of Cash Flows for the Years Ended
  September 30, 1998, 1997 and 1996..........................................F-5

Notes to Financial Statements................................................F-6

     All financial statement schedules are omitted because the required information is not applicable or is included in the Financial Statements or related Notes.

     The Financial Statements of the Company have been omitted because the Company has not yet issued any stock, has no assets, no liabilities and has not conducted any business other than of an organizational nature.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Gouverneur Savings and Loan Association:

We have audited the accompanying statements of financial condition of Gouverneur Savings and Loan Association as of September 30, 1998 and 1997, and the related statements of income, net worth and cash flows for each of the years in the three-year period ended September 30, 1998. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gouverneur Savings and Loan Association as of September 30, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 1998 in conformity with generally accepted accounting principles.


                                                       /s/ KPMG Peat Marwick LLP

Syracuse, New York
November 30, 1998

                    GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                       Statements of Financial Condition

                          September 30, 1998 and 1997
                                 (In thousands)

                 ASSETS                                     1998          1997
                                                          --------       ------

Cash and due from banks                                   $  1,179        1,283
Interest-bearing deposits with other banks                   3,255        1,203
Securities available-for-sale, at fair value                10,546        7,903
Securities held-to-maturity (fair value of
 in 1998 and $8,636 in 1997)                                 7,787        8,660
Loans, net of deferred fees                                 35,691       35,253
  Less allowance for loan losses                              (484)        (403)
                                                          --------       ------
      Net loans                                             35,207       34,850
Premises and equipment, net                                    288          268
Federal Home Loan Bank stock, at cost                          379          375
Accrued interest receivable                                    346          295
Real estate owned                                               51          157
Other assets                                                   369          178
                                                          --------       ------
      Total assets                                        $ 59,337       55,172
                                                          ========       ======
       LIABILITIES AND NET WORTH
Liabilities:
 Deposits:
  Demand accounts                                              210          113
  Savings and club accounts                                 17,302       14,878
  Time certificates                                         23,578       22,843
  NOW and money market accounts                              5,292        5,742
                                                          --------       ------
      Total deposits                                        46,382       43,576
 Advance payments by borrowers for property
  taxes and insurance                                          105           45
 Other liabilities                                           1,382          862
                                                          --------       ------
      Total liabilities                                     47,869       44,483
                                                          --------       ------
Commitments and contingencies (note 10)
Net worth:
 Retained earnings - substantially restricted               10,929       10,309
 Net unrealized gain on securities, net of taxes               539          380
                                                          --------       ------
      Total net worth                                       11,468       10,689
                                                          --------       ------
      Total liabilities and net worth                     $ 59,337       55,172
                                                          ========       ======

See accompanying notes to financial statements.

                    GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                              Statements of Income

                 Years ended September 30, 1998, 1997 and 1996
                                 (In thousands)

                                               1998           1997         1996
                                             ---------        -----        -----
Interest income:
 Loans                                       $   3,256        3,183        3,145
 Securities                                        998          989        1,052
 Other short-term investments                       82          103          141
                                             ---------        -----        -----
      Total interest income                      4,336        4,275        4,338
                                             ---------        -----        -----
Interest expense on deposits                     1,907        1,896        1,980
                                             ---------        -----        -----
      Net interest income                        2,429        2,379        2,358

Provision for loan losses                          130          250           --
                                             ---------        -----        -----
      Net interest income after
         provision for loan losses               2,299        2,129        2,358
                                             ---------        -----        -----
Non-interest income:
 Service charges                                    52           52           48
 Net loss on sale of securities                     --          (23)          --
 Other                                             123          120          117
                                             ---------        -----        -----
      Total non-interest income                    175          149          165
                                             ---------        -----        -----
Non-interest expenses:
 Salaries and employee benefits                    647          609          662
 Directors fees                                     59           60           58
 Building, occupancy and equipment                 173          163          162
 Data processing                                    84           78           79
 Postage and supplies                               77           64           59
 Professional fees                                  43           48           57
 Deposit insurance premium                          27           41          376
 Real estate owned                                 132          149          133
 Other                                             232          194          188
                                             ---------        -----        -----
      Total non-interest expenses                1,474        1,406        1,774
                                             ---------        -----        -----
      Income before income tax expense           1,000          872          749
Income tax expense                                 380          335          297
                                             ---------        -----        -----
      Net income                             $     620          537          452
                                             =========        =====        =====

See accompanying notes to financial statements.

                    GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                            Statements of Net Worth

                 Years ended September 30, 1998, 1997 and 1996
                                 (In thousands)

                                                         NET UNREALIZED
                                                RETAINED     GAIN ON
                                                EARNINGS   SECURITIES     TOTAL
                                                -------- --------------- -------
Balance at September 30, 1995                   $ 9,320       146         9,466

Net income                                          452        --           452

Changes in net unrealized gain on
 securities, net of taxes of $50                     --        75            75
                                                -------       ---        ------

Balance at September 30, 1996                     9,772       221         9,993

Net income                                          537        --           537

Changes in net unrealized gain on
 securities, net of taxes of $109                    --       159           159
                                                -------       ---        ------
Balance at September 30, 1997                    10,309       380        10,689
                                                -------       ---        ------

Net income                                          620        --           620

Changes in net unrealized gain on
 securities, net of taxes of $105                    --       159           159
                                                -------       ---        ------

Balance at September 30, 1998                   $10,929       539        11,468
                                                =======       ===        ======

See accompanying notes to financial statements.

                            GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                                   Statements of Cash Flows

                         Years ended September 30, 1998, 1997 and 1996
                                        (In thousands)

                                                             1998           1997        1996
                                                            -------         -----       -----
Cash flows from operating activities:
 Net income                                                 $   620           537         452
 Adjustments to reconcile net income to net
  cash provided by operating activities:
   Depreciation and amortization                                 59            58          66
   (Increase) decrease in accrued interest receivable           (51)           18          (8)
   Provision for loan losses                                    130           250        --
   Net  losses on sales of securities                          --              23        --
   Net losses (gains) on sale of real estate owned               46            41        --
   Net amortization (accretion) of premiums/discounts             4             3         (24)
   Increase (decrease) in other liabilities                     476          (104)        338
   Deferred income taxes                                        (61)          134         (57)
   Decrease (increase) in other assets                         (191)         (110)          7
                                                            -------         -----       -----
    Net cash provided by operating activities                1,032           850         774

Cash flows from investing activities:
 Decrease (increase) in time deposits with other banks         --             500       2,800
 Net increase (decrease) in loans                              (601)       (2,350)       (772)
 Proceeds from sales of securities available-for-sale          --           3,431       1,182
 Proceeds from maturities and principle
  reductions of securities available-for-sale                  --           2,500       3,000
 Purchases of securities available-for-sale                  (2,378)       (2,767)     (4,301)
 Purchases of securities held-to-maturity                    (2,318)       (4,738)     (1,773)
 Proceeds from maturities and principle
  reductions of securities held-to-maturity                   3,256         1,486         853
 Proceeds from sale of real estate owned                        174           160         303
 Additions to premises and equipment                            (79)          (32)        (68)
 (Purchase) sale of FHLB stock                                   (4)          (37)         10
                                                            -------         -----       -----
     Net cash provided (used) by investing activities        (1,950)       (1,847)      1,234
                                                            -------         -----       -----
Cash flows from financing activities:
 (Decrease) increase in deposits                              2,806            73        (692)
 Increase (decrease) in advance payments by
  borrowers for property taxes and insurance                     60           (29)       (100)
                                                            -------         -----       -----
     Net cash provided (used) by financing activities         2,866            44        (792)
                                                            -------         -----       -----
Net increase (decrease) in cash and cash equivalents          1,948          (953)      1,216
Cash and cash equivalents at beginning of period              2,486         3,439       2,223
                                                            -------         -----       -----
Cash and cash equivalents at end of period                  $ 4,434         2,486       3,439
                                                            =======         =====       =====
Supplemental disclosure of cash flow information:
 Non-cash investing activities:
  Additions to real estate owned                            $   114           208         322
 Cash paid during the year for:
  Interest                                                    1,907         1,896       1,980
  Income taxes                                                   25           384         355
                                                            =======         =====       =====

See accompanying notes to financial statements.

                     GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                          Notes to Financial Statements

                           September 30, 1998 and 1997

(1)  BUSINESS

     Gouverneur Savings and Loan Association (the "Bank") is organized under the laws of New York. The Bank is subject to regulation by the New York State Banking Department and the Office of Thrift Supervision (OTS) as a mutual savings and loan association. The Bank's lending activity is concentrated in St. Lawrence County and surrounding areas.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION

          The financial statements have been prepared in conformity with generally accepted accounting principles. Certain prior year amounts have been reclassified to conform to the current year's classifications. A description of the significant accounting policies is presented below. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

     (b)  CASH AND CASH EQUIVALENTS

          Cash and cash equivalents include vault cash and amounts due from banks which represents short-term highly liquid investments.

     (c)  SECURITIES

          The Bank classifies its debt securities as either available-for-sale or held-to-maturity as the Bank does not hold any securities considered to be trading. Equity securities are classified as available-for-sale. Held-to-maturity securities are those debt securities the Bank has the ability and intent to hold until maturity. All other debt securities are classified as available-for-sale.

          Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and reported as a separate component of net worth until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

                                       F-6
                                                                     (Continued)

                     GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                          Notes to Financial Statements

                           September 30, 1998 and 1997

          A decline in the fair value of an available-for-sale or held-to-maturity security that is deemed to be other than temporary results in a charge to earnings resulting in the establishment of a new cost basis for the security.

          Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the interest method. Dividend and interest income are recognized when earned. Realized gains and losses on securities are included in earnings and are calculated using the specific identification method, for determining the cost of the securities sold.

     (d)  LOANS

          Loans are reported at the principal amount outstanding, net of deferred fees. Fees and certain direct origination costs related to lending activities are recognized using the interest method over the contractual lives of the loans. Management has the ability and intent to hold its loans to maturity.

          Interest on loans is accrued and included in income at contractual rates applied to the principal outstanding. The accrual of interest on loans (including impaired loans) is generally discontinued and previously accrued interest is reversed or an allowance is established when loan payments are 90 days or more past due or when, by the judgment of management, collectibility becomes uncertain. The allowance is established by a charge to interest income equal to all interest previously accrued. Subsequent recognition of income occurs only to the extent that payment is received. Loans are returned to an accrual status when both principal and interest are current and the loan is determined to be performing in accordance with the applicable loan terms.

     (e)  ALLOWANCE FOR LOAN LOSSES

          The allowance for loan losses consists of the provision charged to operations based upon past loan loss experience, management's evaluation of the loan portfolio under current economic conditions and such other factors that require current recognition in estimating loan losses. Loan losses and recoveries of loans previously written-off are charged or credited to the allowance as incurred or realized, respectively.

          Management believes that the allowance for loan losses is adequate. Management uses presently available information to recognize losses on loans; however, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and may require the Bank to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

                                       F-7
                                                                     (Continued)

                     GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                          Notes to Financial Statements

                           September 30, 1998 and 1997

          The Bank estimates losses on impaired loans based on the present value of expected future cash flows (discounted at the loan's effective interest rate) or the fair value of the underlying collateral if the loan is collateral dependent. An impairment loss exists if the recorded investment in a loan exceeds the value of the loan as measured by the aforementioned methods. A loan is considered impaired when it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Generally, all commercial mortgage loans and commercial loans in a delinquent payment status (90 days or more delinquent) are considered impaired. Residential mortgage loans, consumer loans, home equity lines of credit and education loans are evaluated collectively since they are homogenous and generally carry smaller individual balances. Impairment losses are included as a component of the allowance for loan losses. The Bank recognizes interest income on impaired loans using the cash basis of income recognition. Cash receipts on impaired loans are generally applied according to the terms of the loan agreement, or as a reduction of principal, based upon management judgment and the related factors discussed above.

     (f)  REAL ESTATE OWNED

          Real estate acquired in settlement of loans is carried at the lower of the unpaid loan balance or fair value less estimated costs to sell. Write-downs from the unpaid loan balance to fair value at the time of foreclosure are charged to the allowance for loan losses. Subsequent write-downs to fair value, net of disposal costs, are charged to other expenses.

     (g)  PREMISES AND EQUIPMENT

          Land is carried at cost and buildings and improvements and furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets (3-39 years for building and improvements; 3-7 years for furniture and equipment).

     (h)  EMPLOYEE BENEFIT PLANS

          The Bank has a defined contribution 401(k) Retirement Plan (the Plan) for all eligible salaried employees. Employees are permitted to contribute up to 15% of base pay to the Retirement Plan, subject to certain limitations. The Bank contributes 2% of each eligible employee's salary. Additional Bank contributions to the Plan are determined annually by the Board of Directors.

                                       F-8
                                                                     (Continued)

                     GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                          Notes to Financial Statements

                           September 30, 1998 and 1997

     (i)  INCOME TAXES

          Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

     (j)  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     The Bank does not engage in the use of derivative financial instruments. The Bank's off-balance sheet financial instruments are limited to commitments to extend credit.

(3)  SECURITIES

     Securities are summarized as follows (in thousands):

                                                                              SEPTEMBER 30, 1998
                                                        ------------------------------------------------------------------
                                                          GROSS              GROSS
                                                        AMORTIZED         UNREALIZED           UNREALIZED           FAIR
                                                          COST               GAINS               LOSSES             VALUE
                                                        ---------         ----------           ----------          -------
     Available-for-sale:
          U.S. Government securities                     $5,499                28                  --               5,527
          Mortgage-backed securities:
              FHLMC                                         256                 2                  --                 258
              Municipal securities                          256                 3                  --                 259
          Corporate equity securities                        17               871                  --                 888
          Mutual funds                                    3,619                --                  (5)              3,614
                                                         ------               ---                  --              ------
                                                         $9,647               904                  (5)             10,546
                                                         ======               ===                  ==              ======
     Held-to-maturity:
          Mortgage-backed securities:
              FHLMC                                       4,030                42                  (2)              4,070
              FNMA                                        1,925                 9                  (1)              1,933
              GNMA                                        1,752                12                  --               1,764
          Other securities                                   10                10                  --                  20
                                                         ------               ---                  --              ------
                                                         $7,717                73                  (3)              7,787
                                                         ======               ===                  ==              ======

                                                                                                                (Continued)

                                                           F-9


                                        GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                                             Notes to Financial Statements

                                              September 30, 1998 and 1997

                                                                           SEPTEMBER 30, 1997
                                                   -------------------------------------------------------------------
                                                     GROSS              GROSS
                                                   AMORTIZED         UNREALIZED         UNREALIZED              FAIR
                                                     COST               GAINS             LOSSES                VALUE
                                                   ---------         ----------         ----------              ------
Available-for-sale:
     U.S. Government securities                     $2,998                 9                --                  3,007
     Corporate equity securities                        17               614                --                    631
     Mutual funds                                    4,253                12                --                  4,265
                                                    ------               ---                --                  -----
                                                    $7,268               635                --                  7,903
                                                    ======               ===                ==                  =====
Held-to-maturity:
     Mortgage-backed securities:
         FHLMC                                       5,375                 1                14                  5,362
         FNMA                                        2,547                 1                22                  2,526
         GNMA                                          728                 1                --                    729
     Other securities                                   10                 9                --                     19
                                                    ------               ---                --                  -----
                                                    $8,660                12                36                  8,636
                                                    ======               ===                ==                  =====

The following table presents the carrying value and fair value of debt securities based on the earlier of call or maturity date at September 30, 1998 (in thousands):

                                                       AMORTIZED         FAIR
                                                         COST            VALUE
                                                       ---------         -----
Available-for-sale:
    Due within one year                                  $  500            500
    Due after one year through five years                 4,255          4,279
    Due after five years through ten years                1,000          1,007
    Due after ten years                                     256            258
                                                         ------          -----
                                                         $6,011          6,044
                                                         ======          =====

Held-to-maturity:
    Due after one year through five years                 4,558          4,593
    Due after five years through ten years                1,450          1,463
    Due after ten years                                   1,699          1,711
                                                         ------          -----
                                                         $7,707          7,767
                                                         ======          =====

                                                                     (Continued)

                     GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                          Notes to Financial Statements

                           September 30, 1998 and 1997

     The amortized cost and fair value of mortgage-backed securities are presented by contractual maturity in the preceding table. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties.

     Gross gains of $0 were realized on sales of securities in 1998 and 1996 and $20,000 in 1997, and gross losses of $0, $43,000 and $400 were realized on sales of securities in 1998, 1997, and 1996, respectively.

(4)  LOANS RECEIVABLE

     Loans are summarized as follows (in thousands):

                                                     1998                1997
                                                   --------             ------
     First mortgage loans:
         One to four family residential            $ 28,834             28,896
         Commercial                                   1,578              1,825
         Construction                                   124                308
                                                   --------             ------
                                                     30,536             31,029
                                                   --------             ------

     Other loans:
         Commercial                                     477                 81
         Automobile                                   2,166              1,283
         Home equity                                    835                823
         Passbook                                       323                475
         Other                                        1,384              1,613
                                                   --------             ------
                                                      5,185              4,275
                                                   --------             ------
                 Total loans                         35,721             35,304

     Less:
         Net deferred fees                               30                 51
                                                   --------             ------
                                                   $ 35,691             35,253
                                                   ========             ======

                                                                     (Continued)

                     GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                          Notes to Financial Statements

                           September 30, 1998 and 1997

     Changes in the allowance for loan losses are summarized as follows (in thousands):

                                            1998         1997       1996
                                            -----        ----       ----
     Balance at beginning of
         period                             $ 403         479        602
     Provision charged to
         operations                           130         250         --
     Recoveries                                85          40         48
     Loans charged off                       (134)       (366)      (171)
                                            -----         ---        ---
     Balance at end of period               $ 484         403        479
                                            =====         ===        ===

     Management believes it has no impaired loans at September 30, 1998 and 1997.

     The principal balances of loans not accruing interest amounted to approximately $259,000 and $565,000 at September 30, 1998 and 1997, respectively. The interest income foregone for non-accruing loans was approximately $11,000, $24,000 and $36,000 during the years ended September 30, 1998, 1997 and 1996, respectively.

     In the ordinary course of business, the Bank has and expects to continue to have transactions, including borrowings, with its officers and directors. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the Bank. Loans to such borrowers at September 30, 1998 and 1997 were $290,000 and $390,000, respectively.

(5)  PREMISES AND EQUIPMENT

     Premises and equipment are summarized as follows (in thousands):

                                                1998                   1997
                                                ----                   ----

     Land                                       $  30                    30
     Buildings and improvements                   472                   465
     Furniture and equipment                      405                   336
                                                -----                   ---
                                                  907                   831
     Less accumulated depreciation and
         amortization                             619                   563
                                                -----                   ---
                                                $ 288                   268
                                                =====                   ===

                                                                     (Continued)

                     GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                          Notes to Financial Statements

                           September 30, 1998 and 1997

     Depreciation and amortization expense amounted to $59,000, $58,000 and $66,000 during the years ended September 30, 1998, 1997 and 1996, respectively.

(6)  ACCRUED INTEREST RECEIVABLE

     Accrued interest receivable is summarized as follows (in thousands):

                                             1998              1997
                                             ----              ----

     Loans                                   $213              235
     Securities                               150               80
     Reserve for uncollected interest         (17)             (20)
                                             ----              ---
                                             $346              295
                                             ====              ===

(7)  DEPOSITS

     At September 30, 1998 and 1997, the aggregate amounts of time deposits in denominations of $100,000 or more were approximately $2,790,000 and $3,054,000, respectively. Deposit balances in excess of $100,000 are not insured by the FDIC.

     Contractual maturities of time certificates are summarized as follows (in thousands):

                                                  SEPTEMBER 30
                                           ---------------------------
                                             1998                1997
                                           --------             ------

     Within one year                       $ 17,207             17,014
     One through two years                    4,752              4,699
     Two through three years                  1,473                853
     Three through four years                   146                277
                                           --------             ------
     Total time certificates               $ 23,578             22,843
                                           ========             ======

                                                                     (Continued)

                     GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                          Notes to Financial Statements

                           September 30, 1998 and 1997

     Interest expense on deposits is summarized as follows (in thousands):

                                     1998      1997      1996
                                    ------     -----     -----

     Savings and club accounts      $  519       527       544
     Time certificates               1,279     1,265     1,314
     NOW accounts and money
       market accounts                 109       104       122
                                    ------     -----     -----
                                    $1,907     1,896     1,980
                                    ======     =====     =====


(8)  INCOME TAXES

     Income taxes were allocated as follows (in thousands):

                                              1998    1997    1996
                                              ----    ----    ----

     Income before income tax
       expense                                $380     335     297
     Changes in net worth, for
       changes in unrealized
       gains on securities                     105     109      50
                                              ----     ---     ---
                                              $485     444     347
                                              ====     ===     ===

     The components of income tax expense attributable to income from operations are (in thousands):

                             1998            1997            1996
                            -----            ----            ----
     Current:
          Federal           $ 356             168             290
          State                85              33              64
                            -----            ----            ----
                              441             201             354
                            -----            ----            ----
     Deferred:
          Federal             (53)            106             (46)
          State                (8)             28             (11)
                            -----            ----            ----
                              (61)            134             (57)
                            -----            ----            ----
                            $ 380             335             297
                            =====            ====            ====

                                                                     (Continued)

                     GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                          Notes to Financial Statements

                           September 30, 1998 and 1997

     Actual tax expense attributable to income before income taxes differed from "expected" tax expense, computed by applying the U.S. Federal statutory tax rate of 34% to income before income tax as follows (in thousands):

                                          1998       1997      1996
                                         -----       ----       ---

     Computed "expected" tax
       expense                           $ 340        296       255
     Increase (decrease) in
       income taxes resulting
       from:
         State taxes, net of
           Federal tax benefits             51         40        35
         Other items, net                  (11)        (1)        7
                                         -----      -----     -----
                                         $ 380        335       297
                                         =====      =====     =====

     Effective tax rate                  38.00%     38.42%    39.65%

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are (in thousands):

                                                           1998      1997
                                                          -----      ----
     Deferred tax assets:
        Allowance for loan losses                         $ 194       161
        Net deferred loan fees                               12        21
        Accrued expenses                                     75        54
        Other                                                 9         9
                                                          -----      ----
         Total gross deferred tax assets                    290       245
                                                          -----      ----

     Deferred tax liabilities:
       Accumulated depreciation on premises
         and equipment                                       18        26
       Accrued interest receivable                          138       118
       Unrealized gains on available-for-sale
         securities                                         360       255
        Prepaid expenses                                      7        35
                                                          -----      ----
         Total gross deferred tax
           liabilities                                      523       434
                                                          -----      ----
         Net deferred tax assets
           (liabilities)                                  $(233)     (189)
                                                          =====      ====


                                                                     (Continued)

                     GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                          Notes to Financial Statements

                           September 30, 1998 and 1997

     Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryback period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Management believes that no valuation allowance is necessary.

     Included in retained earnings at September 30, 1998 is approximately $1,274,000 representing aggregate provisions for loan losses taken under the Internal Revenue Code. Use of these reserves to pay dividends in excess of earnings and profits or to redeem stock, or if the institution fails to qualify as a bank for Federal income tax purposes, would result in taxable income to the Bank.

(9)  RETIREMENT PLAN

     The Bank adopted a 401(k) Retirement Plan (the Plan) effective July 1, 1997. The Plan covers all employees who are at least 21 years of age with one or more years of service. The Bank's basic monthly contribution to the plan is 2% of employees salary. Additional Bank contributions to the plan are determined annually by the Board of Directors. Participants may make voluntary contributions to the Plan up to 15% of their compensation.

     Effective August 1, 1997, the Board of Directors of the Bank voted to convert the existing profit sharing plan into the new 401(k) plan. The profit sharing plan covered substantially all of the Bank's employees and contributions were made at the Bank's discretion.

     Costs charged to expense for the 401(k) Retirement Plan and Profit Sharing Plan are as follows (in thousands):

                                  1998     1997      1996
                                  ----     ----      ----

     401(k) Retirement Plan        $40        7       --
     Profit Sharing Plan            --       34        51
                                   ---       --       ---
                                   $40       41        51
                                   ===       ==       ===

                                                                     (Continued)

                     GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                          Notes to Financial Statements

                           September 30, 1998 and 1997

(10) COMMITMENTS AND CONTINGENCIES

     The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and involve, to varying degrees, elements of credit, market and interest rate risk in excess of the amounts recognized in the consolidated balance sheet. Credit risk represents the accounting loss that would be recognized at the reporting date if obligated counterparties failed completely to perform as contracted. Market risk represents risk that future changes in market prices make financial instruments less valuable.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's evaluation of the customer's financial position. Collateral held varies, but may include real estate, accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. Substantially all commitments to extent credit, if exercised, will represent loans secured by real estate.

     Commitments to originate fixed and adjustable rate loans are as follows (in thousands):

                                                   1998     1997
                                                  ------    ----
      Fixed rate
         7.00 - 7.99%                             $  288     --
         8.00 - 8.99%                                746     571
         9.00 - 9.99%                                 99     --
         11.00 - 11.99%                              109     --
                                                  ------     ---
               Total fixed rate                    1,242     571

      Adjustable rate                               --       --
                                                  ------     ---
     Total commitments to originate loans         $1,242     571
                                                  ======     ===

     Unused lines of credit, which includes home equity, consumer and commercial, amounted to $221,000 and $257,000 at September 30, 1998 and 1997, respectively.

                                                                     (Continued)

                        GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                             Notes to Financial Statements

                              September 30, 1998 and 1997

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments is represented by the contractual or notional amount of these instruments. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments. The Bank controls its credit risk through credit approvals, limits, and monitoring procedures.

     In the normal course of business, there are various outstanding legal proceedings. In the opinion of management, the aggregate amount involved in such proceedings is not material to the financial condition or results of operations of the Bank.

(11) CONCENTRATIONS OF CREDIT

     A substantial portion of the Bank's loans are mortgages in Central New York State. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio is susceptible to changes in market conditions in this area. A majority of the Bank's loan portfolio is secured by real estate.

     The Bank's concentrations of credit risk are disclosed in the schedule of loan classifications. Other than general economic risks, management is not aware of any material concentrations of credit risk to any industry or individual borrower.

(12) REGULATORY MATTERS

     In 1996 the Government mandated a one-time assessment related to the recapitalization of the SAIF insurance fund. Of the total deposit insurance premium in 1996, the SAIF assessment amounted to $275,000.

     The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision (OTS). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Bank and the financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.


                                                                     (Continued)

                    GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                         Notes to Financial Statements

                          September 30, 1998 and 1997

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted tangible assets (as defined), and tangible capital to tangible assets (as defined). As discussed in greater detail below, as of September 30, 1998, the Bank met all of the capital adequacy requirements to which it is subject.

As of October 27, 1997, the most recent notification from the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank has to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

The following is a reconciliation of the Bank's GAAP and Regulatory capital at September 30, 1998 and 1997 (in thousands):

                                        GAAP   TANGIBLE              CORE             RISK-BASED
                                      CAPITAL  CAPITAL        %     CAPITAL       %     CAPITAL           %
                                      -------  --------   -----     -------    ----   ----------       ----
As of September 30, 1998              $11,468   11,468              11,468               11,468
------------------------
Regulatory capital adjustments
  Allowance for loan losses (up
    to 1.25% of risk
    weighted assets)                                                                        321

   Net unrealized gain on
     securities available
     for sale                                     (539)               (539)                (539)
                                               -------              ------               ------
Total regulatory capital                        10,929    18.7%     10,929    18.7%      11,250        44.1%
Regulatory capital requirement                     876     1.5%      1,753     3.0%       2,040         8.0%
                                               -------              ------               ------
Regulatory capital excess                      $10,053               9,176                9,210
                                               =======              ======               ======

                                                                     (Continued)

                     GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                          Notes to Financial Statements

                           September 30, 1998 and 1997

                                        GAAP   TANGIBLE              CORE             RISK-BASED
                                      CAPITAL  CAPITAL        %     CAPITAL        %    CAPITAL           %
                                      -------  --------   -----     -------    ----   ----------       ----
As of September 30, 1997              $10,689   10,689              10,689               10,689
------------------------
Regulatory capital adjustments
 Allowance for loan losses (up
  to 1.25% of risk
  weighted assets)                                                                          306

   Net unrealized gain on
    securities available
    for sale                                      (380)               (380)                (380)
                                               -------              ------               ------
Total regulatory capital                        10,309    18.9%     10,309     18.9%     10,615       43.4%
Regulatory capital requirement                     818     1.5%      1,636      3.0%      1,956        8.0%
                                               -------              ------               ------
Regulatory capital excess                      $ 9,491               8,673                8,659
                                               =======              ======               ======

                                                                     (Continued)

                     GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                          Notes to Financial Statements

                           September 30, 1998 and 1997

     The following is a summary of the Bank's actual capital amounts and ratios compared to the OTS minimum capital adequacy requirements and the OTS requirements for classification as a well capitalized institution under prompt corrective action provisions (in thousands):

                                                                                                  To be classified as
                                                                                                well-capitalized under
                                                              Minimum capital                      prompt corrective
                                   Actual                  adequacy requirements                    action provisions
                            --------------------      ----------------------------------   -----------------------------------
                               Amount      Ratio      Amount              Ratio            Amount              Ratio
                             ---------     -----      ------      -----------------------  ------       ----------------------
September 30, 1998
------------------
Total capital (to risk                                            (greater than/equal to)               (greater than/equal to)
  weighted assets)           $ 11,250      44.1%       2,040               8.0%             2,550                10.0%
Tier 1 Capital (to risk                                           (greater than/equal to)               (greater than/equal to)
 weighted assets)              10,929      42.9        1,020               4.0              1,530                 6.0
Core Capital (to adjusted                                         (greater than/equal to)               (greater than/equal to)
  tangible assets)             10,929      18.7        1,753               3.0              2,921                 5.0
Tangible Capital (to                                              (greater than/equal to)
  tangible assets)             10,929      18.7          876               1.5               --                    NA

September 30, 1997
------------------
Total capital (to risk                                            (greater than/equal to)               (greater than/equal to)
  weighted assets)           $ 10,615      43.4%       1,956               8.0%             2,446                10.0%
Tier 1 Capital (to risk                                           (greater than/equal to)               (greater than/equal to)
  weighted assets)             10,309      42.2          978               4.0              1,467                 6.0
Core Capital (to adjusted                                         (greater than/equal to)               (greater than/equal to)
  tangible assets)             10,309      18.9        1,636               3.0              2,727                 5.0
Tangible Capital (to                                              (greater than/equal to)
  tangible assets)             10,309      18.9          818               1.5               --                    NA

                                                                                                                     (Continued)


                                                        F-21


                     GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                          Notes to Financial Statements

                           September 30, 1998 and 1997

(13) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Bank in estimating fair values of financial instruments:

          Cash and cash equivalents: The fair values are considered to approximate the carrying values, as reported in the balance sheet.

          Securities: Fair values of securities are based on exchange quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of similar instruments.

          Loans: For variable rate loans that reprice frequently and loans due on demand with no significant change in credit risk, fair values are considered to approximate carrying values. The fair values for certain mortgage loans (e.g., one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold on the secondary market, adjusted for differences in loan characteristics. The fair values for other loans (e.g., commercial real estate and rental property mortgage loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit rating. The carrying amount of accrued interest approximates its fair value.

          FHLB Stock: The carrying value of this instrument, which is redeemable at par, approximates fair value.

          Off-balance-sheet instruments: Fair values for the Bank's off-balance-sheet instruments (lines of credit and commitments to fund loans) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of these financial instruments is immaterial and has therefore been excluded from the table below.

          Deposits: The fair values of demand, savings, club, NOW and money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate time certificates are estimated using a discounted cash flow calculation that applies interest rates currently being offered on these products to a schedule of aggregated expected monthly maturities on time deposits.


                                                                     (Continued)

                     GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                          Notes to Financial Statements

                           September 30, 1998 and 1997

     The estimated carrying values and fair values of the Bank's financial instruments are as follows (in thousands):

                                                   September 30,
                                    ----------------------------------------
                                             1998                 1997
                                    -------------------   ------------------
                                    Carrying     Fair     Carrying     Fair
                                     Amount      Value     Amount      Value
                                   ----------    ------   --------     ------
     Financial assets:
       Cash, cash equivalents      $    4,434     4,434     2,486       2,486
       Securities                      18,263    18,333    16,563      16,539
       Loans, net                      35,207    35,782    34,850      35,464
       FHLB stock                         379       379       375         375

     Financial liabilities:
       Deposits:
         Demand accounts                  210      210        113         113
         Savings and club
           accounts                    17,302   17,302     14,883      14,883
         Time certificates             23,578   23,600     22,843      22,906
         NOW and money
           market accounts              5,292    5,292      5,742       5,742

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(14) PLAN OF REORGANIZATION AND STOCK ISSUANCE

     On April 20, 1998, the Board of Directors of Gouverneur Savings and Loan Association (the "Bank") unanimously adopted a plan of reorganization pursuant to which the Bank will reorganize so that it becomes a direct or indirect subsidiary of a federally-chartered mutual holding company. It is anticipated that upon consummation of the reorganization, the federal mutual holding company will own a majority of the stock of a business corporation which will itself own 100% of the stock of the Bank. It is contemplated that a minority interest in the business corporation will be offered to certain depositors of the Bank, an employee stock ownership plan for the Bank and, if shares remain unsold, to the general public with a preference to persons residing in St. Lawrence County, New York.


                                                                     (Continued)

                        GOUVERNEUR SAVINGS AND LOAN ASSOCIATION

                             Notes to Financial Statements

                              September 30, 1998 and 1997

     Upon consummation of the reorganization, each depositor of the Bank will have a deposit account in the resulting reorganized Bank and any membership interest of such depositor in the Bank will be converted into a membership interest in the mutual holding company. It is intended that the reorganization transaction be structured, for the purpose of Federal and state taxation, as one or more tax-free reorganizations or tax-free contributions of capital.

     The costs of the reorganization are being deferred and will reduce the proceeds from the sale of the minority interest. If the reorganization is not completed, all costs will be charged to expense. Deferred reorganization expenses at September 30, 1998 were $314,000.

                                     Part II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.


SEC registration fees ............................................      $  3,336
NASD filing fee (1) ..............................................         1,600
NASDAQ National Market Listing Fee(1) ............................         6,000
OTS filing fees ..................................................        19,600
Underwriter's legal fees .........................................        30,000
Printing, postage and mailing ....................................        75,000
Legal fees and expenses - issuer's counsel .......................       125,000
Accounting fees and expenses .....................................        85,000
Marketing agent fees and commissions .............................       155,000
Appraiser's fees and expenses (including business plan) ..........        24,500
Transfer agent and registrar fees and expenses ...................         4,000
Stock Certificate printing .......................................         3,000
Blue Sky filing fees and related expenses ........................         8,000
Miscellaneous ....................................................        84,964
                                                                        --------
TOTAL ............................................................      $625,000
                                                                        --------

(1) Actual expenses based upon the registration of 2,201,962 shares at $5.00 per share as originally contemplated. All other expenses are estimated.

Item 14. Indemnification of Directors and Officers.

     The directors and officers of the Company are entitled to indemnification against certain liabilities in accordance with the provisions of section 545.121 of the regulations of the Office of Thrift Supervision, which generally provide that directors, officers and employees are entitled to indemnification against liability, costs and expenses arising out of any action brought or threatened because such person is or was a director, officer or employee of the Company. Indemnification is permitted if a final judgment on the merits is rendered in favor of the indemnified person. If there is a settlement or a final judgment against the indemnified person, then indemnification is permitted only if a majority of the Company's disinterested directors determines that the indemnified person was acting in good faith within the scope of his or her employment or authority as he or she could have reasonably believed under the circumstances was in the best interests of the Company or its stockholders.

Item 15. Recent Sales of Unregistered Securities.

     None.

Item 16. Exhibits and Financial Statement Schedules.

     The exhibits filed as part of this Registration Statement are as follows:

(a). List of Exhibits. (Filed herewith unless otherwise noted.)

Exhibit No.                        Description

1.1 Engagement Letter (proposal for marketing agent services, including indemnification letter), dated April 6, 1998 between Gouverneur Savings and Loan Association and First Albany Corporation.*

1.2       Form of Agency Agreement*

2.1 Plan of Mutual Holding Company Reorganization and Stock Issuance of Gouverneur Savings and Loan Association*

3.1       Federal Stock Charter of Gouverneur Bancorp, Inc.*

3.2       Bylaws of Gouverneur Bancorp, Inc.*

3.3       Federal Stock Charter of Gouverneur Savings and Loan Association*

3.4       Federal Stock Bylaws of Gouverneur Savings and Loan Association*

4.1       Form of Stock Certificate of Gouverneur Bancorp, Inc.*

5.1       Opinion of Serchuk & Zelermyer, LLP regarding legality*

8.1 Opinion of Serchuk & Zelermyer, LLP regarding federal and state taxation*

8.2       Opinion of Keller & Company, Inc. regarding Subscription Rights*

10.1      Employee Stock Ownership Plan of Gouverneur Bancorp, Inc.*

23.1      Consent of KPMG Peat Marwick LLP

23.2      Consent of Serchuk & Zelermyer, LLP*

23.3      Consent of Keller & Company, Inc.*

24.1      Power of Attorney*

27.1      Financial Data Schedule*

99.1      Appraisal Report of Keller & Company, Inc.
          (updated report submitted separately by paper filing)

99.2 Form of Marketing Materials to be used in connection with the Offerings*

99.3      Additional Marketing Materials*

99.4      Supplemental Marketing Materials

----------
*    Previously filed

                  Financial Statement Schedules

All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any change to such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities registered which remain unsold at the termination of the Offering.

     The undersigned Registrant hereby undertakes to provide to the agent at the closing specified in the Agency Agreement, certificates in such denominations and registered in such names as required by the agent to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon the Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town and Village of Gouverneur, State of New York, on December 18, 1998.

                                           Gouverneur Bancorp, Inc.



                                           By: /s/ Richard F. Bennett
                                               ----------------------------
                                              Richard F. Bennett
                                              President and Chief Executive
                                              Officer
                                              (duly authorized officer)

     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name and Signature                       Title                       Date
------------------                       -----                       ----


/s/Richard F. Bennett            President, Chief             December 18, 1998
------------------------         Executive Officer and
Richard F. Bennett               Director
                                 (Principal Executive
                                 Officer)


/s/Kay McIntosh                  Treasurer                    December 18, 1998
------------------------         (Principal Financial and
Kay McIntosh                     Accounting Officer)


/s/Richard F. Bennett            As attorney for named        December 18, 1998
------------------------         directors
Richard F. Bennett, as Power of
Attorney for* Charles E. Graves,
Robert J. Leader, Larry D. Straw,
Frank Langevin, Richard Jones
and Carl Pettito


* Pursuant to Power of Attorney previously filed as Exhibit 24.1 to the Registration Statement on Form S-1.

TABLE OF EXHIBITS

                     (Filed herewith unless otherwise noted)

Exhibit
  No.                          Description

1.1 Engagement Letter (proposal for marketing agent services, including indemnification letter), dated April 6, 1998 between Gouverneur Savings and Loan Association and First Albany Corporation.*

1.2       Form of Agency Agreement*

2.1 Plan of Mutual Holding Company Reorganization and Stock Issuance of Gouverneur Savings and Loan Association*

3.1       Federal Stock Charter of Gouverneur Bancorp, Inc.*

3.2       Bylaws of Gouverneur Bancorp, Inc.*

3.3       Federal Stock Charter of Gouverneur Savings and Loan Association*

3.4       Federal Stock Bylaws of Gouverneur Savings and Loan Association*

4.1       Form of Stock Certificate of Gouverneur Bancorp, Inc.*

5.1       Opinion of Serchuk & Zelermyer, LLP regarding legality*

8.1 Opinion of Serchuk & Zelermyer, LLP regarding federal and state taxation*

8.2       Opinion of Keller & Company, Inc. regarding Subscription Rights*

10.1      Employee Stock Ownership Plan of Gouverneur Bancorp, Inc.*

23.1      Consent of KPMG Peat Marwick LLP

23.2      Consent of Serchuk & Zelermyer, LLP*

23.3      Consent of Keller & Company, Inc.*

24.1      Power of Attorney*

27.1      Financial Data Schedule*

99.1      Appraisal Report of Keller & Company, Inc.
          (updated report submitted separately by paper filing)

99.2 Form of Marketing Materials to be used in connection with the Offerings*

99.3      Additional Marketing Materials*

99.4      Supplemental Marketing Materials

----------
*    Previously filed